Exhibit 99.1

BENITEC BIOPHARMA

BENITEC BIOPHARMA LTD
ANNUAL REPORT **2016**

Giving disease the silent treatment ™

General information

The financial statements cover Benitec Biopharma Limited as a Group consisting of Benitec Biopharma Limited and the entities it controlled at the end of, or during, the year. The financial statements are presented in Australian dollars, which is Benitec Biopharma Limited's functional and presentation currency.

Benitec Biopharma Limited is a listed public company limited by shares, incorporated and domiciled in Australia. Its registered office and principal place of business is:

F6 /1-15 Barr Street

Balmain, NSW 2041

A description of the nature of the Group's operations and its principal activities are included in the Directors' report, which is not part of the financial statements.

The financial statements were authorised for issue, in accordance with a resolution of directors, on 30 August 2016. The directors have the power to amend and reissue the financial statements.

TABLE OF CONTENTS

Chairman’s and CEO’s Letter	1
Corporate governance	2
Operating and financial review	3
Directors’ report	11
Auditor’s Independence Declaration	26
Statement of profit or loss and other comprehensive income	27
Statement of financial position	28
Statement of changes in equity	29
Statement of cash flows	30
Notes to the financial statements	31
Directors’ declaration	56
Independent auditor's report to the members of Benitec Biopharma Limited	57
Corporate directory	60
Shareholder information	61

Chairman’s and CEO’s Letter

October 14, 2016

Dear Shareholder

We are pleased to present Benitec Biopharma’s Annual Report for 2016.

Although 2016 was a year of mixed results, and there have been several challenges, we have a lot to look forward to in the future. We believe the key to our long-term success is quickly adapting to changing circumstances and knowing when to evolve our strategy to leverage opportunities. What remains unchanged is our focus on gene therapy, and ddRNAi in particular, a significant area of scientific innovation and possibility.

To that end, in February of this year we announced the Board’s decision to discontinue the hepatitis C program, following a review of the commercial opportunities for TT-034. This was a difficult decision to make, but it was clear that the hepatitis C program did not offer the commercial value necessary to attract a worthwhile partnership deal and, as a result, did not warrant additional expenditure or focus of company resources beyond completion of patients in Cohort 4.

Last month we released the final clinical data from the TT-034 clinical study which showed that while TT-034 met its 24–week primary endpoint, based on safety within liver and other organs, and while transduction of hepatic tissues was seen, there was no significant decrease in viral load in treated patients at the dosing levels adopted for the trial;, which was a secondary endpoint of the study. We expect to publish the full set of the results in a peer-reviewed journal.

There have been many positive outcomes from this first clinical study, not only for our other therapeutic programs, but also for the field of gene therapy as a whole. We have taken these important lessons and implemented design changes in our clinical constructs to ensure hepatitis B and our other therapeutic programs benefit from this study.

The company remains focused on advancing its other pipeline programs, including hepatitis B, age-related macular degeneration (AMD) and oculopharyngeal muscular dystrophy (OPMD). The company believes that each of these programs presents attractive commercial opportunities and community benefits.

This has been a year of important internal changes within Benitec. Our strategy has evolved over the years and we now position ourselves as a product development company where our highly qualified research staff develops our own pipeline and intellectual property. With a deliberate move towards product development, along with the growth in the scientific team, it became clear that we needed to implement other critical internal changes to position us for future success.

The leadership team commenced a comprehensive review of the scientific pipeline, enhanced project management practices, and consolidated and restructured resources. These critical enhancements ensure that future activities are outcome-driven and that there is greater discipline governing timelines, deliverables and cash management.

With recent appointments to the executive team we believe we have an executive team with the right skills and experience to deliver the strategy, and the appropriate structure and processes in place to continually drive improvements in the business.

Over the next twelve months, Benitec will continue to advance its pipeline programs towards and establish collaborations or co-development arrangements.

We want to take this opportunity to thank our dedicated team who have served with distinction and thank our shareholders for their ongoing support. We remain committed to developing our ddRNAi technology to one-day change the way we treat human disease and cure patients. We look forward to a bright future.

Peter Francis	Greg West

Chairman	Chief Executive Officer

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CORPORATE GOVERNANCE

The Company’s directors and management are committed to conducting the Group’s business in an ethical manner and in accordance with the highest standards of corporate governance.

The Company has adopted and substantially complies with the ASX Corporate Governance Principles and Recommendations (3rd Edition) (‘Recommendations’) to the extent appropriate to the size and nature of the Group’s operations.

The Company has prepared a Corporate Governance Statement which sets out the corporate governance practices that were in operation throughout the financial year for the Company, identifies any Recommendations that have not been followed, and provides reasons for not following such Recommendations.

The Company’s Corporate Governance Statement and policies, which were approved by the Board of directors on 30 August 2016 can be found on its website:

http://www.benitec.com/investor-centre/governance

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OPERATING AND FINANCIAL REVIEW

Biopharma Limited’s (the ‘Company’ or ‘Benitec’) novel, proprietary therapeutic technology combines gene silencing and gene therapy with a goal of providing sustained, long-lasting silencing of disease-causing genes from a single administration.

DNA-directed RNA interference (‘ddRNAi’) is being used to develop a pipeline of product candidates for the treatment of numerous chronic and life-threatening human diseases, such as hepatitis B (‘HBV’), age-related macular degeneration (‘AMD’), and oculopharyngeal muscular dystrophy (‘OPMD’).

By combining the specificity and gene silencing effect of RNA interference with gene therapy, ddRNAi has the potential to produce long-lasting silencing of disease-causing genes from a single administration, which could eliminate the requirement for patient compliance to take regular doses of medicine for long-term management of their disease.

The Company has set the following priorities:

•	Progress its pipeline of proprietary ddRNAi-based therapeutics
o	On February 26, 2016 the Company announced that it would wind-down its hepatitis C program and terminate the program upon completion of patients in Cohort 4 in its Phase I/IIa clinical trial for TT-034. Further detail on the termination of the program is included in subsequent sections of this operating and financial review (’OFR’).
o	Benitec is committed to completing the collection of trial data and monitoring patients through the required four and a half year long-term safety follow-up period. Final data supporting the primary and secondary endpoints of the study will be reported by the last quarter of the 2016 calender year when the study is completed. Although the hepatitis C program is being discontinued, it is important to note that early stage TT-034 clinical trial results indicated TT-034 was safe and well tolerated, meeting the primary endpoint of the study and, as such, will assist in other programs.
o	The other three therapeutic indications (HBV, AMD and OPMD) are being progressed through their respective stages in the development pathway. The Company will require additional financing to conduct clinical trials with these product candidates. Further detail of individual programs is provided in subsequent sections of this Operating and Financial review (OFR).

•	Continue the Company’s leadership position in ddRNAi-based therapeutics
o	Benitec remains the only company to date to advance an RNAi therapeutic via systemic administration by gene therapy vectors.

•	Further develop and improve the ddRNAi platform technology and its associated intellectual property position
o	Develop in-house ddRNAi platform technology and program related intellectual property, and in-license complementary technologies, as appropriate, to support the product pipeline. One such example is the Company’s relationship with 4D Molecular Therapeutics, LLC (4DMT) to develop a suitable vector to deliver the Company’s ddRNAi constructs to a large majority of the retinal cells of the eye from a single intravitreal injection to treat human ocular diseases.

•	Develop drug candidates in Benitec’s core disease areas and partner selectively to commercialise and expand the Company’s pipeline
o	Selectively form collaborations to expand the Company’s capabilities and product offerings into a range of diseases and potentially to accelerate the development and commercialisation of ddRNAi therapeutics more broadly.
o	Advance programs in core disease areas to appropriate stage of proof of concept to commercialise with pharmaceutical companies. As an example, Benitec recently acquired full rights to its pre-clinical hepatitis B program from its collaborator, Biomics Biotechnologies, to enable the independent progression of the product candidate and simplify partnering negotiations. In order to acquire full rights to the hepatitis B program that was previously developed by Joint Venture with Biomics, Benitec paid the JV partner $2.5million in upfront payments ($2million cash, $500k shares), with a further $3.5million and single digit royalties that may be payable to Biomics in the instance that constructs developed during the joint venture are commercialised.

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o	Where appropriate we seek to progress one or more programs through to commercialisation. For example, Benitec’s pipeline program to treat an orphan indication, OPMD, is seen as a candidate for this approach.
o	Out-license use of ddRNAi for applications and therapeutics outside of the Company’s immediate focus to expand Benitec’s franchise of ddRNAi-based therapeutics. As an example, Benitec licensed ddRNAi to Circuit Therapeutics to develop the technology in the area of intractable pain.

•	Pursue indications with high unmet medical need or large patient populations
o	Programs currently being pursued at Benitec are severe diseases with high unmet medical need or large patient populations that have well characterised gene targets with the potential to be silenced, thus preventing the disease-causing gene from being expressed.
o	The Company also intends to develop ddRNAi applications in novel technologies, such as chimeric antigen receptor T cells, or CAR-T, for a range of additional disease areas.

In-house programs

As of June 30, 2016, Benitec has three pipeline programs in development. Using the capital raised from the successful NASDAQ listing in August 2015 and the capital raised in April 2014, the Company continues to progress these development programs. Highlights of progress over the previous 12 months include:

(1)	Hepatitis B – BB-HB-331: The Company is developing BB-HB-331 for the treatment of HBV, which infects up to 240 million people worldwide, resulting in up to 780,000 deaths per year. The key features and milestones of the HBV program are as follows:

o	BB-HB-331 is designed to be a single administration ddRNAi-based monotherapy or to be used in combination therapy with other anti-viral medications. BB-HB-331 is delivered using a gene therapy vector that targets the liver and inhibits viral replication as well as restricts viral RNA levels and subsequent HBV protein production on a long-term basis. As both HBV and HCV replicate in the liver, Benitec has designed BB-HB-331 to mimic the design elements of TT-034, which might expedite the regulatory pathway of this drug;

o	In July 2015 the Company acquired full rights to BB-HB-331 from China-based Biomics Biotechnologies. To facilitate independent development and simplify partnering opportunities, Benitec made the decision to develop BB-HB-331 as a solely-owned program;

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OPERATING AND FINANCIAL REVIEW

o	In October 2015 the Company entered into a Manufacturing Services Agreement with Lonza, Inc. to develop a scalable manufacturing process for Benitec’s ddRNAi products delivered by Adeno-Associated Virus (AAV) capsids;

o	In December 2015 the Company announced positive in vitro data demonstrating the efficacy of BB-HB-331 and supporting the progression of BB-HB-331 into in vivo preclinical testing. The data was presented at the HEPDART 2015 conference in the US in December 2015;

o	In March 2016 the Company announced results of its recent in vivo efficacy study of BB-HB-331. Key findings of the in vivo study indicate that a single BB-HB-331 treatment in the PhoenixBio (PXB) mouse model can result in suppression of HBV. These results demonstrate the potential utility of an approach that combines RNAi with gene therapy to treat HBV, and the Company intends to advance the HBV program towards the clinic. The hepatitis B program continues to attract considerable interest from pharmaceutical companies; and

o	The Company anticipates releasing additional in vivo efficacy and acute toxicology data at the end of this calendar year.

(2)	Age-related macular degeneration (‘AMD’): AMD is the leading cause of irreversible vision loss in the United States, affecting an estimated 1.75 million people and it is estimated that 196 million people will be affected by AMD worldwide by 2020. The aim of this program is to develop a therapeutic that provides long-term treatment of AMD from a single intravitreal injection. The Company believes this could replace the need for regular injections of therapeutics into the eye, which is the current standard of care. The key milestones achieved over the last 12 months and next steps include:

o	Three ddRNAi-based therapies are in development – BB-AMD-211 and BB-AMD-233 for the treatment of wet AMD and BB-AMD-231 for the treatment of both wet and dry AMD;

o	The Company has entered into collaboration with 4D Molecular Therapeutics (4DMT) for the development of the delivery vector for ocular-based ddRNAi products.

o	Biodistribution with the novel capsids developed in conjunction with 4DMT and in vivo proof of concept efficacy studies are expected to be completed by the end of calendar year 2016; and

o	Subject to additional financing, the Company plans to file an IND application in calendar year 2018.

(3)	Oculopharyngeal Muscular Dystrophy (OPMD): Benitec is developing a ddRNAi treatment for the treatment of OPMD. In this novel treatment the Company is developing a “knock down & replace” approach, silencing a mutant gene in conjunction with its replacement with healthy wild type gene. OPMD is an autosomal-dominant inherited, slow-progressing, late-onset degenerative muscle disorder that usually starts in patients during their 40s or 50s. The disease is manifested by progressive swallowing difficulties (dysphagia) and eyelid drooping (ptosis). OPMD is caused by a specific mutation in the poly(A)-binding protein nuclear 1, or PABPN1, gene. OPMD is a rare disease and has been reported in at least 33 countries. Patients suffering with OPMD are well identified and are aggregated in particular regions, which we believe should simplify clinical development and in house commercialisation. Key milestones achieved over the last 12 months and next steps include:

o	Preliminary in vivo studies in an animal model of OPMD have been completed and the results support the proof of concept of this approach with individual components. This data was presented at the 13th Annual Meeting of the British Society for Gene and Cell Therapy that was held in London, U.K. on April 15, 2016;

o	In August 2015 the Company signed an extension to the Collaboration Agreement with Royal Holloway University of London; and

o	Work has been completed to identify a proposed clinical candidate and to optimise the in vivo delivery. The Company plans to initiate an in vivo proof of concept efficacy study in an animal model of OPMD with its proposed clinical candidate and data is anticipated to be released early in calendar year 2017.

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(4)	Hepatitis C – ‘TT-034’: On December 18, 2012, the Group announced the appointment of Synteract, Inc. as its Clinical Research Organisation responsible for the progression of TT-034 into Phase I/IIa clinical trials in the U.S. The Group has negotiated a contract with favourable commercial terms, in some instances requiring prepayment, for Synteract to continue to manage the Phase I/IIa clinical trial and the long term patient follow-up through 2016 and beyond.

While the Company announced on February 20, 2016 that is was terminating the HCV program, Benitec is committed to completing the study and the company’s estimate of the cost, assuming all patients remain in the study and the follow up continues to 2021 is a maximum of $1.0 million. The scenario of all patients remaining in the study to 2021 is most unlikely and the actual cost is likely to be far less than that amount.

The key achievements over the reporting period for the HCV program are as follows:

o	The four clinical sites participating in the study include the Duke Clinical Research Unit, University of California San Diego, the Texas Liver Institute and Methodist Health System Clinical Research Institute in Dallas;
o	Nine patients have been dosed to date;
o	Data from patients in the early cohorts were presented at the American Association for the Study of Liver Diseases (AASLD) conference in San Francisco in December 2015. This data indicates that a single infusion of TT-034 is reaching the liver and has a favourable safety profile. These interim results on safety and clinical activity are in line with expectations; and
o	Final study data is expected to be reported by the last quarter of 2016 calendar year once the database is locked.

(5)	Non-Small Cell Lung Cancer: Benitec was developing a ddRNAi therapeutic to target drug-resistant NSCLC and re-sensitise the tumours to chemotherapy by silencing the TUBB3 gene. The Company undertook preclinical proof-of concept studies in collaboration with researchers at the University of New South Wales. As a result of feedback from potential commercial partners, the program was terminated as announced at the Company’s AGM in November 2015, allowing resources to be focused on developing other preclinical programs which have attracted stronger interest from potential commercial partners and investors

Licensed programs

In addition to the Company’s in-house development programs, Benitec has licensed its ddRNAi technology to companies who are developing therapeutic programs in five disease areas that are outside of Benitec’s pipeline areas. These licenses have been granted to small early-stage biotechnology companies with modest upfront and early development milestone payments and greater milestone payments due upon later-stage program success.

A key development in the licensed programs has been Spark Therapeutic’s acquisition of Genable Technologies Limited on the 7th March 2016, Benitec’s licensee for retinitis pigmentosa, with continued support for Genable’s RhoNova product in development.

The following table sets forth the out-licensed product candidates and their development status

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OPERATING AND FINANCIAL REVIEW

HIV/AIDS: In March 2012, Benitec granted a non-exclusive, royalty-bearing, worldwide license to a U.S.-based biotechnology company, Calimmune, Inc. Under the agreement, Calimmune could develop, use and commercialise ddRNAi to silence up to three targets for the treatment or prevention of HIV/AIDS. Calimmune’s approach was developed with core technology from the laboratory of Dr. David Baltimore, a Nobel Laureate in the area of HIV/AIDS, and involves silencing the gene that codes for a receptor protein known as CCR5. Calimmune’s HIV/AIDS treatment is known as Cal-1.

The license provides for modest upfront and milestone payments and single-digit percentage royalty payments on net sales. In addition, Benitec receives a percentage of any sub-licensing revenues received. Unless terminated at an earlier date, the license agreement continues until the expiration or termination of all patents subject to the license. The Company may terminate the license agreement in the event of certain breaches by Calimmune or if Calimmune commences an action or proceeding with respect to the patent rights that are the subject of the license. Calimmune may terminate the license agreement at will.

In 2014, Calimmune commenced a Phase I/IIa clinical trial of Cal-1. The goal of the trial is to assess the safety of the therapy, to determine the ease of use and feasibility of the approach for HIV/AIDS patients and to evaluate what, if any, side effects there may be. Calimmune has reported that, following review by the DSMB of the first cohort of patients for the trial, a second patient cohort was dosed, consisting of four patients, who received a preconditioning regimen designed to make the treatment more effective.

Cancer Immunotherapy: In August 2013, an exclusive, royalty-bearing, worldwide license was granted to a U.S.-based biotechnology company, Regen Biopharma Inc. to use ddRNAi for silencing expression of indoleamine 2,3— dioxygenase, or IDO, in dendritic cells. Regen is developing a cancer immunotherapy using the licensed technology. IDO is associated with immune-suppression and is overexpressed in some cancers. Regen has reported preclinical evidence that modification of these cells using ddRNAi targeting the silencing of IDO may significantly enhance their efficacy in cancer immunotherapy. Regen's first treatment, which is for breast cancer, is called dCellVax.

The license provides for modest upfront and milestone payments, payable in cash or stock of Regen's parent company at Regen's discretion, and single-digit percentage royalty payments on net sales. In addition, Benitec receives a percentage of any sub-licensing revenues received. Unless terminated at an earlier date, the license agreement continues until the expiration or termination of all patents subject to the license. The Company may terminate the license agreement in the event of certain breaches or if Regen has not met a defined sales milestone or commences an action or proceeding with respect to the patent rights. Regen may terminate the license agreement, in whole or in part, at will.

In November 2014, Regen announced the FDA had issued an IND number for a proposed Phase I/II clinical trial assessing safety with signals of efficacy for dCellVax.

Retinitis Pigmentosa: In March 2016, Spark Therapeutics acquired Genable Technologies Limited for a combination of cash and common stock. Spark has indicated support for continuing the development of RhoNova.

In July 2012, an exclusive, royalty-bearing, worldwide license was granted to Ireland-based biotechnology company, Genable Technologies Limited to use, develop or commercialise RNAi for treatment or prevention of retinitis pigmentosa. Genable's treatment involves suppression of the mutant and normal genes, and replacement with a normal RHO gene that has been modified to be resistant to ddRNAi gene silencing. Genable has reported that it established proof of concept in an in vivo model of the disease. Genable's treatment for retinitis pigmentosa, GT308, is named RhoNova.

The license provides for modest upfront and milestone payments and single-digit percentage royalty payments on net sales, as well as a percentage of any sub-licensing revenues received. Unless terminated at an earlier date, the license agreement continues until the expiration or termination of all patents subject to the license. Benitec may terminate the license agreement in the event of certain breaches or if Genable commences an action or proceeding with respect to the patent rights that are the subject of the license. Genable may terminate the license agreement at will.

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In October 2014, the European Medicines Agency (EMA) granted RhoNova Advanced Therapy Medicinal Product classification. The classification enables Genable to procure centralised scientific advice and guidance from EMA regulators on RhoNova's ongoing development. In 2013, the FDA granted Genable orphan drug designation for RhoNova.

Huntington’s disease: In December 2012, Benitec granted a non-exclusive, royalty-bearing, worldwide license to a Netherlands-based biotechnology company, uniQure biopharma B.V. to use, develop or commercialise RNAi therapeutics for Huntington's disease. The license grants to uniQure rights to develop, use and commercialise an AAV vector with a ddRNAi cassette targeting the gene associated with Huntington's disease, or the Htt gene, or an AAV-RNAi-based product for Huntington's disease directed to up to three gene targets specific to Huntington's disease.

The license provides for modest upfront and milestone payments and single-digit percentage royalty payments on net sales, and also a percentage of any sub-licensing revenues received. Under the agreement, uniQure has an option to convert the license to an exclusive license depending upon achievement of certain preclinical milestones, and also to acquire additional licenses to our ddRNAi technology for other specific diseases. Unless terminated at an earlier date, the license agreement continues until the expiration of either all patents subject to the license or regulatory exclusivity, whichever is longer. Benitec may terminate the license agreement in the event of certain breaches or if uniQure has not met a defined sales milestone or commences an action or proceeding with respect to the patent rights that are the subject of the license. uniQure may terminate the license agreement at will.

In addition, Benitec granted uniQure rights to technology that were in-licensed from Galapagos NV, which may be terminated independently of the Benitec license, or will automatically terminate in the event that our license of technology from Galapagos NV expires or is terminated.

In May 2013, uniQure announced that it, along with its partners in a pan-European consortium devoted to finding a gene therapy cure for Huntington's disease, were awarded a 2.5 million Euros grant for use in the development of a RNAi-based approach. uniQure has reported that it is using RNAi to non-specifically knock down all expression of the Htt gene and to specifically inhibit the mutant allele of the Htt gene. Evaluation of these two approaches is in progress.

Intractable Neuropathic Pain: In November 2014, an exclusive, royalty-bearing, worldwide license was granted to a U.S.-based biotechnology company, Circuit Therapeutics, Inc. to use ddRNAi for the development of treatments for and the prevention of pain. Under the licensing agreement, Circuit has rights to develop, use and commercialise treatments that use ddRNAi to silence Nav1.7, a sodium ion channel that is exclusively expressed in certain sensory nerves and is critical for generation of pain.

The license provides for modest upfront and milestone payments and single-digit percentage royalty payments on net sales, and a percentage of any sub-licensing revenues received. Unless terminated at an earlier date, the license agreement continues until the expiration or termination of all patents subject to the license. Benitec has the rights to terminate the license agreement in the event of certain breaches or if Circuit commences an action or proceeding with respect to the patent rights. The license may also be terminated if Circuit has not met certain sales and development milestones. Circuit may terminate the license agreement at will.

Intellectual property

Benitec manages a substantial portfolio of patents relating to the ddRNAi platform technology, improvements to this technology and its pipeline programs. The Company continues to hold a dominant position in the field of expressed RNAi and it defends its position in this space. With the limited patent term remaining on the platform patents licensed from CSIRO, Benitec’s focus has increasingly been on establishing patent protection for its pipeline and products in development with the aim of securing competitive and commercially relevant intellectual property position for each of its programs.

Key developments:

•	Patents granted in Canada and Europe in the patent family titled “RNAi expression constructs” which claim the ddRNAi constructs of TT-034 with a single promoter driving expression of three shRNAs;

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OPERATING AND FINANCIAL REVIEW

•	Patents accepted and awaiting grant in the US and Europe in the patent family titled “HBV Treatment” which claim the HBV target and ddRNAi sequences jointly developed with Biomics Biopharma, and subsequently assigned to Benitec;

•	National application for the “Age-related macular degeneration treatment” patent family filed in Hong Kong, and national application for the “Pain treatment” patent family filed in Canada;

•	New PCT application titled “Reagents for treatment of HBV infection and uses thereof” filed for the HBV program claiming target sequences of interest and related product candidates independently developed by Benitec’s scientists;

•	Two new provisional patent applications filed to claim new inventions of target sequences and product candidates in the hepatitis B and OPMD programs;

•	The appeal hearing at the European patent office for the revoked Graham patent EP1555317 was upheld with consistent reasoning for the decision from both the opposition and appeals divisions of the EPO; Graham patent family currently has two pending applications in Europe. In some instances, this will involve pursing multiple applications for each program in key jurisdictions.

Technology patents
Title	Patent number	Filing date	Status
Genetic constructs for delaying or repressing the expression of a target gene (Graham patent family)[1]	US 6,573,099	19 June 1998	Graham patent family member; granted 3 June 2003; Reexamination Certificate (US90/008096) issued 8 March 2011

Control of gene expression (Graham family patent)	WO1999049029	19 March 1999

Granted
US (8067383, 8168774, 7754697, 8048670, 8053419, 8431547, 9029527), Australia, Canada, Europe (under opposition), UK, Hong Kong, India, Japan, Korea, Mexico, New Zealand, Singapore, South Africa

Additional Pending applications
 US, Brazil, Europe

Methods and means for obtaining modified phenotypes (Waterhouse patent family)[2]	WO1999053050	7 April 1999	Granted US, Australia, China, Europe (under opposition), Japan, New Zealand Additional Pending applications US, Canada, Europe

Genetic Silencing	WO2001070949	16 March 2001	Granted Singapore, South Africa, UK Additional Pending applications Brazil

Double-stranded nucleic acid	WO2004106517	3 June 2004	Granted Australia, New Zealand, Singapore, South Africa

1 Benitec has an exclusive, irrevocable worldwide license from CSIRO for human therapeutics

2 Benitec has an exclusive, irrevocable worldwide license from CSIRO for human therapeutics

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Program specific patents
Title	Patent number	Filing date	Status
Multiple promoter expression cassettes for simultaneous delivery of RNAi agents (Hepatitis C)	WO2005087926	4 March 2005	Granted US (7727970, 8283461, 8691967), Australia, Canada, China, Europe, Israel, Japan, Korea Additional Pending applications Europe

RNAi expression constructs (Hepatitis C)	WO2006084209	3 February 2006	Granted US (7803611, 8076471, 8993530), Australia, Canada, China, Europe, Hong Kong, New Zealand Additional Pending applications US

RNAi expression constructs with liver-specific enhancer/promoter (Hepatitis virus)	US 8,008,468	16 February 2006	Granted on 30 August 2011

Minigene expression cassette (Hepatitis)	US 8,129,510	30 March 2007	Granted on 6 March 2012

HBV treatment (Hepatitis B)	WO2012055362	27 October 2011	Granted US (9080174) Accepted (awaiting grant) US, Europe Additional Pending applications Australia, Brazil, Canada, China, Hong Kong, India, Korea, Russia, US

Pain treatment	WO2013126963	28 February 2013	Pending Australia, Canada, Europe, US

Age related macular degeneration treatment (AMD)	WO2014107763	8 January 2014	Pending Australia, Canada, China, Europe, Hong Kong, India, Israel, Japan, Mexico, Singapore, South Africa, South Korea, Russia, US

Reagents for treatment of hepatitis B virus (HBV) infection and uses thereof (Hepatitis B)	PCT/AU2016/050 340	5 May 2015	Filed

Reagents for treatment of OPMD and uses thereof (OPMD)	US provisional 62/322,745	14 April 2016	Filed

Reagents for treatment of hepatitis B virus (HBV) infection and use thereof (Hepatitis B)	US provisional 62/332,245	5 May 2016	Filed

Commercialisation

Business development remains a major focus for Benitec, consistent with the Company’s strategy to:

•	Partner pipeline programs with other biotechnology and pharmaceutical companies at major value inflection points,
•	Establish co-development and collaboration arrangements for non-pipeline projects with pharmaceutical companies using the ddRNAi platform, and
•	Out-license ddRNAi to companies who are developing therapeutics independently.

The Company continues to generate strong interest from a number of potential partners with a particular focus on hepatitis B, AMD and the ddRNAi platform.

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DIRECTORS' REPORT

The directors present their report, together with the financial statements, on the consolidated entity (referred to hereafter as the 'Group') consisting of Benitec Biopharma Limited (referred to hereafter as the 'Company' or 'parent entity') and the entities it controlled at the end of, or during, the year ended 30 June 2016.

Directors

The following persons were directors of Benitec Biopharma Limited during the whole of the financial year and up to the date of this report, unless otherwise stated:

Mr Peter Francis

Mr Kevin Buchi

Dr John Chiplin

Mr Iain Ross

Ms Megan Boston (appointed 16 August 2016)

Dr Peter French (resigned on 9 December 2015)

Refer to 'Information on directors' section below for details of director's qualifications, experience and expertise, other directorship, special responsibilities and interests in shares and options.

Principal activities

During the financial year the principal continuing activities of the Group consisted of progressing programs through the clinic, the commercialisation of the Group's unique Intellectual Property ('IP'), development of its therapeutic pipeline and pre-clinical programs, funding, and protecting and building the IP estate.

The Group has a pipeline of in-house and partnered therapeutic programs based on its patented gene-silencing technology, ddRNAi. It is developing treatments for chronic and life-threatening human conditions such as hepatitis B, wet age-related macular degeneration, and oculopharyngeal muscular dystrophy based on this technology. In addition, the Group has licensed its ddRNAi technology to other biopharmaceutical companies who are progressing their programs towards the clinic for applications including HIV/AIDS, retinitis pigmentosa, cancer immunotherapy, Huntington’s disease, and neuropathic pain.

Dividends

There were no dividends paid, recommended or declared during the current or previous financial year.

Review of operations

The loss for the Group after providing for income tax amounted to $24,778,000 (30 June 2015: $11,509,000).

The Group generated revenue of $247,000 from licensing its technology (30 June 2015: $307,000) and $217,000 interest revenue (30 June 2015: $774,000). The group also received research and development grants amounting to $3,590,000 included in other income (30 June 2015: $2,318,000).

Refer to the 'Operating and financial review' ('OFR') section immediately preceding this Directors' report for further commentary on the review of operations.

Significant changes in the state of affairs

During the year the Company had the following significant changes in the state of affairs:

NASDAQ listing

To become a globally recognised company and to achieve validations comparable to those of peer companies within the RNAi community, Benitec successfully completed a NASDAQ listing in August 2015, raising approximately $18.8 million (US$13.8 million) before costs. The additional capital has been applied to advance the Company’s pipeline programs according to its commitment in the F-1 document that was filed with the US SEC at the time of the listing. The US IPO gives Benitec presence in one of the largest capital markets and creates the opportunity to achieve optimal valuation as the Company advances its pipeline programs.

BENITEC BIOPHARMA LIMITED ANNUAL REPORT 2015-2016	Page | 11

Termination of hepatitis C program

The Company announced that it would terminate further development of its hepatitis C program once dosing of patients in Cohort 4 in the Phase I/IIa clinical trial for TT-034 was completed. A number of effective therapies have become available for the treatment of hepatitis C since Benitec commenced its clinical trial in January 2014. Several competitors have made improvements in the efficacy, delivery and success rates of their products while continuing to reduce pricing and treatment duration.

TT-034 has been shown to be safe and well tolerated, meeting the primary endpoint of the study. Completing the work with patients in Cohort 4 can provide Benitec with valuable data that supports and validates the Company’s ddRNAi technology platform and other pipeline programs.

Hepatitis B preclinical data

Benitec’s hepatitis B program delivered promising pre-clinical data in a mouse model, demonstrating robust and durable suppression of the hepatitis B virus in vivo following a single administration. This in vivo data validates in vitro findings previously observed in human hepatocytes isolated from the appropriate mouse model. The Company’s HBV program continues to attract commercial interest from potential pharma partners and this preclinical data adds to the data package being developed for partnering purposes. The data has recently been presented at several international conferences.

Termination of lung cancer

With the benefit of feedback from pharma companies and investors, Benitec decided to terminate its non-small cell lung cancer program, allowing the Company to focus its resources on developing the other pipeline programs. The lung cancer program has provided significant insights into optimising ddRNAi design and delivery.

Refer to OFR for details of significant changes in the Group's state of affairs.

Writeoff of preclinical deposit

The Company has reached a settlement agreement on the 26 August 2016 for the return of $900,000 of the $2.7million advanced as a prepayment for the conduct of a lung cancer trial (see above). This has resulted in a writeoff of $1.8million of the prepayment which was previously disclosed as a current asset. Refer to Note 9 and 10. The $900,000 is due to be paid prior to 31 December 2016.

There were no other significant changes in the state of affairs of the Group during the financial year.

Matters subsequent to the end of the financial year

Restructuring of Senior Executive team

Benitec announced a restructure of its executive team with appointment of Mr Greg West as permanent CEO, Dr Cliff Holloway as Chief Business and Operating Officer, and Mr Bryan Dulhunty as Chief Financial Officer. The changes signify an important new era for the Company and strengthens its core capabilities with their combined expertise in global biotechnology and biopharmaceutical sectors. Benitec remains committed to its articulated strategy to develop and enhance its ddRNAi technology platform, establish co-development and collaboration arrangements for non-pipeline projects, and to out-license ddRNAi to companies that are developing therapeutic programs independently.

On appointment of Mr West as CEO, Mr West was granted 2.2million options vesting over 3 years and expiring in 5 years. The exercise price is 16.65 cents per option.

Appointment of new Audit and Risk Committee Chair

Benitec announced the appointment of Ms Megan Boston as Director of the Company and Chair of the Audit and Risk Committee on the 16 of August 2016. Ms Boston has significant experience in finance, audit, risk management, compliance and corporate governance sectors with listed entities and government organisations in Australia. Mr. Iain Ross step down as Chair of the Audit and Risk Committee on the appointment of Miss Boston.

No other matter or circumstance has arisen since 30 June 2016 that has significantly affected, or may significantly affect the Group's operations, the results of those operations, or the Group's state of affairs in future financial years.

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DIRECTORS' REPORT

Likely developments and expected results of operations

The Group will continue to progress programs through the clinic, seek commercialisation opportunities with big Pharma and others for its unique IP, develop its therapeutic pipeline and pre-clinical programs, protect and build the Group’s IP estate and secure adequate funding. Refer to OFR for further commentary.

Environmental regulation

The Group is not subject to any significant environmental regulation under Australian Commonwealth or State law.

Information on directors

Name:	Mr Peter Francis
Title:	Non-Executive Chairman
Qualifications:	LLB, Grad Dip (Intellectual Property)
Experience and expertise:	Peter is a partner at Francis Abourizk Lightowlers (‘FAL’), a firm of commercial and technology lawyers with offices in Melbourne. He is a legal specialist in the areas of intellectual property and licensing and provides legal advice to a large number of corporations and research bodies.
Other current directorships:	Optiscan Imaging Limited
Former directorships (last 3 years):	None
Special responsibilities:	Member of the Remuneration and Nomination Committee and Audit and Risk Committee
Interests in shares:	424,174 ordinary shares
Interests in options:	3,000,000 options over ordinary shares

Name:	Mr Kevin Buchi
Title:	Non-Executive Director
Qualifications:	BA (Chemistry), MBA, CPA
Experience and expertise:	Kevin currently serves as the CEO of TetraLogic Pharmaceuticals Corporation, a public U.S. Biotechnology company. Prior to that, Kevin served as Chief Executive Officer (‘CEO’) of Cephalon, Inc. through its $6.8 billion acquisition by Teva Pharmaceutical Industries (‘Teva’) in October 2011. After the acquisition he served as Corporate Vice President, Global Branded Products of Teva. Kevin joined Cephalon, Inc. in 1991 and held various positions, including Chief Operating Officer, Chief Financial Officer and Head of Business Development prior to being appointed CEO.
Other current directorships:	TetraLogic Pharmaceuticals Corporation
Former directorships (last 3 years):	Stemline Therapeutics, Inc., Forward Pharma A/S, Alexza Pharmaceuticals, Inc. and Epirus Biopharmaceuticals, Inc.
Special responsibilities:	Member of the Audit and Risk Committee and Remuneration and Nomination Committee
Interests in shares:	861,539 ordinary shares
Interests in options:	1,240,000 options over ordinary shares

BENITEC BIOPHARMA LIMITED ANNUAL REPORT 2015-2016	Page | 13

Name:	Dr John Chiplin
Title:	Non-Executive Director
Qualifications:	BPharm, MRPharmsS, Ph.D (Pharmacy)
Experience and expertise:	John is a founder of and has served as a Managing Director of investment company, Newstar Ventures Ltd., since 1998. More recently, he has served as a director of Medistem, Inc. through its acquisition by Intrexon Corporation in 2014, as founding Chief Executive Officer of Arana Therapeutics Limited from 2006 through its acquisition by Cephalon, Inc. in 2009, as director of Domantis Ltd through its acquisition by GlaxoSmithKline plc in 2006, and as Managing Director of ITI Life Sciences Fund from 2003 to 2005. He currently serves on the board of directors of Adalta Pty Ltd, Batu Biologics Inc., Cynata Therapeutics Limited (CYP.AX), Prophecy Inc., ScienceMedia Inc., Scancell Holdings plc (SCLP.L, Executive Chairman), Sienna Cancer Diagnostics and The Coma Research Institute. John’s Pharmacy and PhD degrees are from the University of Nottingham, Nottingham, United Kingdom.

Other current directorships:	Cynata Therapeutics Limited (CYP.AX), Scancell Holdings plc (SCLP.L, Executive Chairman)
Former directorships (last 3 years):	Calzada Ltd. and Medistem, Inc.
Special responsibilities:	Chair of the Remuneration and Nomination Committee
Interests in shares:	200,000 ordinary shares
Interests in options:	1,240,000 options over ordinary shares

Name:	Mr Iain Ross
Title:	Non-Executive Director
Qualifications:	B.Sc (Hons), C.Dir
Experience and expertise:	Iain has over 30 years’ experience in the international life sciences sector. Following a career with multi-national companies including Sandoz, Fisons plc and Hoffman La Roche, Mr. Ross joined the Board of Celltech Group plc in 1991 and was responsible for building Celltech Biologics, the contract manufacturing division which was later sold to Alusuisse Lonza. For the last 20 years he has undertaken a number of start-ups and development stage companies as a board member on behalf of private equity groups and banks, including Quadrant Healthcare plc, Allergy Therapeutics Ltd, Eden Biodesign Ltd, Phadia AB and Silence Therapeutics plc. Currently Iain is Executive Chairman of e-Therapeutics plc (LSE:ETX) and Biomer Technology Ltd and is a Director of Premier Veterinary Group plc (LSE:PVG). He is a Director of Novogen Limited whose shares are traded on both the Australian Securities Exchange and NASDAQ and Anatara Lifesciences Limited (ASX:ANR). He is a Qualified Chartered Director of the UK Institute of Directors and Vice Chairman of the Council of Royal Holloway, University of London. Iain is qualified to serve as director because of his extensive experience working with a mix of small and large pharmaceutical companies.
Other current directorships:	Anatara Lifesciences Limited (ASX); Novogen Limted (ASX); Premier Veterinary Group plc (LSE), and e-Therapeutics plc (LSE)
Former directorships (last 3 years):	Ark Therapeutics Group plc; Amarantus Biosciences; Coms plc and Tissue Therapies Limited
Special responsibilities:	Chair of the Audit and Risk Committee and member of the Remuneration and Nomination Committee (stepped from being Chairman on 16 August 2016 but remains on the Committee)
Interests in shares:	66,364 ordinary shares
Interests in options:	1,240,000 options over ordinary shares

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DIRECTORS' REPORT

Name:	Ms Megan Boston (appointed 16 August 2016)
Title:	Non-Executive Director
Qualifications:	B.Comm, CA, GAICD, Grad Diploma Share Trading
Experience and expertise:	Ms Megan Boston is formerly the Managing Director of Omni Market Tide, a listed technology company specialising in shareholder communications, investor relations and voting. Megan holds a Bachelor of Commerce and is a Chartered Accountant with over 10 years’ experience as a non-executive Director across a range of industries. She has chaired company boards as well as board sub-committees particularly in the area of finance and risk management. Megan has completed the Company Directors Course Diploma run by the Australian Institute of Company Directors. Previously, Megan held senior executive roles at various banking institutions in the area of risk and compliance, as well as working for PricewaterhouseCoopers.
Other current directorships:	None
Former directorships (last 3 years):	Omni Market Tide Limited (ASX)
Special responsibilities:	Chair of the Audit and Risk Committee and member of the Remuneration and Nomination Committee from 16 August 2016
Interests in shares:	Nil
Interests in options:	Nil

Other current directorships' quoted above are current directorships for listed entities only and excludes directorships of all other types of entities, unless otherwise stated.

'Former directorships (last 3 years)' quoted above are directorships held in the last 3 years for listed entities only and excludes directorships of all other types of entities, unless otherwise stated.

CEO and Company secretary

Mr Greg West was appointed CEO on the 10th August 2016 having filled the interim CEO position since December 2015. Greg has spent the last 10 years in CFO roles in the listed biotech sector. Greg is a Chartered Accountant with experience in investment banking, financial services and ASX-listed start-ups in the biotech sector. Previously, he has worked at Price Waterhouse and has held senior finance executive roles in investment banking with Bankers Trust, Deutsche Bank, NZI and other financial institutions.

Company Secretary

Sakura Holloway was appointed as joint Company Secretary on the 25th August 2016.

Ms Sakura Holloway is an Australian patent attorney with over ten years’ experience in the biotech sector. She has held senior IP and commercial roles in Australian listed entities and government organisations, including leading the commercialisation team for RNAi technology at CSIRO, for which Benitec has secured its exclusive IP rights for human therapeutics. Sakura’s IP experience has been developed through in-house (Arana Therapeutics Ltd, now Teva Pharmaceuticals, and Garvan Institute) and private practice (FB Rice) roles. During her time at Benitec, Sakura was an integral team member on the US IPO and NASDAQ listing.

Meetings of directors

The number of meetings of the Company's Board of Directors ('the Board') and of each Board committee held during the year ended 30 June 2016, and the number of meetings attended by each director were:

BENITEC BIOPHARMA LIMITED ANNUAL REPORT 2015-2016	Page | 15

	Full Board	Full Board	Audit and Risk Committee
	Attended	Held	Attended	Held
Peter Francis	16	16	3	3
John Chiplin	15	16	3	3
Kevin Buchi	15	16	-	-
Iain Ross	14	16	3	3
Peter French	5	6	-	-

Held: represents the number of meetings held during the time the director held office or was a member of the relevant committee.

Due to the small number of directors, the Board undertook the duties of the Nomination and Remuneration Committee.

Remuneration report (audited)

The remuneration report details the key management personnel remuneration arrangements for the Group, in accordance with the requirements of the Corporations Act 2001 and its Regulations.

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the entity, directly or indirectly, including all directors.

The remuneration report is set out under the following main headings:

●	Principles used to determine the nature and amount of remuneration
●	Details of remuneration
●	Service agreements
●	Share-based compensation
●	Consequences of performance on shareholder wealth
●	Additional disclosures relating to key management personnel

Principles used to determine the nature and amount of remuneration

The objective of the Group's executive reward framework is to ensure reward for performance is competitive and appropriate for the results delivered. The framework aligns executive reward with the achievement of strategic objectives and the creation of value for shareholders, and conforms to the market best practice for the delivery of reward. The Board of Directors ('the Board') ensures that executive reward satisfies the following key criteria for good reward governance practices:

●	competitiveness and reasonableness;
●	acceptability to shareholders;
●	performance linkage / alignment of executive compensation; and
●	transparency.

The Nomination and Remuneration Committee is responsible for determining and reviewing remuneration arrangements for its directors and executives. The performance of the Group depends on the quality of its directors and executives. The remuneration philosophy is to attract, motivate and retain high performance and high quality personnel. This committee is currently managed by the Full Board.

The Nomination and Remuneration Committee has structured an executive remuneration framework that is market competitive and complementary to the reward strategy of the Group.

Alignment to shareholders' interests:

●	has economic profit as a core component of plan design;
●	focuses on sustained growth in shareholder wealth, consisting of dividends and growth in share price, and delivering constant or increasing return on assets as well as focusing the executive on key non-financial drivers of value; and
●	attracts and retains high calibre executives.

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DIRECTORS' REPORT

Alignment to program participants' interests:

●	rewards capability and experience;
●	reflects competitive reward for contribution to growth in shareholder wealth; and
●	provides a clear structure for earning rewards.

In accordance with best practice corporate governance, the structure of non-executive directors and executive remunerations are separate.

Non-executive director’s remuneration

Fees and payments to non-executive directors reflect the demands and responsibilities of their role. Non-executive directors' fees and payments are reviewed annually by the Nomination and Remuneration Committee. The Nomination and Remuneration Committee may, from time to time, receive advice from independent remuneration consultants to ensure non-executive directors' fees and payments are appropriate and in line with the market. The chairman's fees are determined independently to the fees of other non-executive directors based on comparative roles in the external market. The chairman is not present at any discussions relating to the determination of his own remuneration. Non-executive directors may receive share options or other incentives.

ASX listing rules require the aggregate non-executive director’s remuneration be determined periodically by a general meeting. The most recent determination was at the Annual General Meeting held on 13 November 2014, where the shareholders approved a maximum aggregate remuneration of $500,000.

Executive remuneration

The Group aims to reward executives with a level and mix of remuneration based on their position and responsibility, which has both fixed and variable components.

Executives typically receive a base salary (which is based on factors such as experience and comparable industry information), options, and performance incentives. The Board reviews the CEO’s remuneration package, and the CEO reviews the other senior executives’ remuneration packages, annually by reference to the Group’s performance, executive performance, and comparable information within the industry.

The performance of executives is measured against criteria agreed annually with each executive and is based predominantly on the overall success of the Group in achieving its broader corporate goals. Bonuses and incentives are linked to predetermined performance criteria. The Board may, however, exercise its discretion in relation to approving incentives, bonuses, and options, and can recommend changes to the CEO’s recommendations. The policy is designed to attract the highest calibre of executives and reward them for performance that results in long-term growth in shareholder wealth.

The executive remuneration and reward framework has four components:

●	base pay and non-monetary benefits;
●	short-term performance incentives;
●	share-based payments; and
●	other remuneration such as superannuation and long service leave.

The combination of these comprises the executive's total remuneration.

Fixed remuneration, consisting of base salary, superannuation and non-monetary benefits, are reviewed annually by the Nomination and Remuneration Committee, based on individual and business unit performance, the overall performance of the Group and comparable market remunerations.

Executives may receive their fixed remuneration in the form of cash or other fringe benefits (for example motor vehicle benefits) where it does not create any additional costs to the Group and provides additional value to the executive.

The short-term incentives ('STI') program is designed to align the targets of the business units with the targets of those executives responsible for meeting those targets. STI payments are granted to executives based on specific annual targets and key performance indicators ('KPI's') being achieved. KPI's include profit contribution, leadership contribution and product management.

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The long-term incentives ('LTI') include long service leave and share-based payments. Executives may be invited to participate in the Employee Share Option Plan ('ESOP'). Shares are awarded to executives over a period of three years based on long-term incentive measures. These include increase in shareholders' value relative to the entire market and the increase compared to the Group's direct competitors. Australian executives or directors receive a superannuation guarantee contribution required by the Government and do not receive any other retirement benefits.

Group performance and link to remuneration

Executive bonus and incentive payments are based on performance and are at the discretion of the Nomination and Remuneration Committee.

Use of remuneration consultants

During the financial year ended 30 June 2016, the Group did not engage any remuneration consultants, to review its existing remuneration policies and provide any recommendations on how to improve both the STI and LTI programs.

Voting and comments made at the Company's 2014 Annual General Meeting ('AGM')

At the AGM held on 13 November 2014, 89% of the votes received supported the adoption of the remuneration report for the year ended 30 June 2014. The Company did not receive any specific feedback at the AGM regarding its remuneration practices.

Details of remuneration

Amounts of remuneration

Details of the remuneration of key management personnel (KMP) of the Group are set out in the following tables.

The key management personnel of the Group consisted of the directors of Benitec Biopharma Limited and the following persons:

●	Mr Greg West – CEO (appointed 10 August) and Company Secretary
●	Dr David Suhy - Senior Vice President, Research and Development
●	Mr Carl Stubbings - Chief Business Officer (resigned 10 August 2015)

Due to the discontinuation of the Company’s clinical trial program and recently announced management restructure Georgina Kilfoil, who was disclosed as a KMP in the prior period is not included in this year’s list of KMP’s.

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DIRECTORS' REPORT

				Post-
				employment	Long-term	Share-
	Short-term benefits			benefits	benefits/	based
	Cash salary	Cash	Non-	Super-	Employee	payments
	and fees	bonus	monetary	annuation	leave	Options	Total
2016	$	$	$	$	$	$	$

Non-Executive Directors:
Peter Francis	113,328	-	-	8,550	-	212,993	334,871
Kevin Buchi	78,488	-	-	-	-	127,796	206,284
John Chiplin	81,230	-	-	-	-	127,796	209,026
Iain Ross	81,262	-	-	-	-	127,796	209,058

Executive Directors:
Peter French	503,379	120,000	(90,256)	9,024	-	172,237	714,384

Other Key Management Personnel:
Greg West	333,333	69,000	25,268	19,308	13,209	115,758	575,876
David Suhy	343,218	68,644	42,242	-	-	118,600	572,704
Carl Stubbings	263,583	27,500	(11,676)	18,748	-	8,875	307,030
	1,797,821	285,144	(34,422)	55,630	13,209	1,011,851	3,129,233

				Post-
				employment	Long-term	Share-
	Short-term benefits			benefits	benefits/	based
	Cash salary	Cash	Non-	Super-	Employee	payments
	and fees	bonus	monetary	annuation	leave	Options	Total
2015	$	$	$	$	$	$	$

Non-Executive Directors:
Peter Francis	113,328	-	-	-	-	-	113,328
Kevin Buchi	56,000	-	-	-	-	64,783	120,783
John Chiplin	56,000	-	-	-	-	-	56,000
Iain Ross	62,000	-	-	-	-	-	62,000

Executive Directors:
Peter French	400,000	-	-	18,783	-	90,847	509,630

Other Key Management Personnel:
Greg West	230,000	-	-	18,783	-	220,622	469,405
David Suhy	298,936	-	-	-	-	224,361	523,297
Georgina Kilfoil	83,333	-	-	7,826	-	185,077	276,236
Carl Stubbings	275,000	-	-	18,783	-	152,718	446,501
Michael Graham	161,250	-	-	32,178	-	97,715	291,143
	1,735,847	-	-	96,353	-	1,036,123	2,868,323

BENITEC BIOPHARMA LIMITED ANNUAL REPORT 2015-2016	Page | 19

The proportion of remuneration at risk and the fixed proportion are as follows:

	Fixed remuneration		At risk - STI (bonus)		At risk - LTI (options)
Name	2016	2015	2016	2015	2016	2015

Non-Executive Directors:
Peter Francis	36%	100%	-%	-%	64%	-%
Kevin Buchi	38%	46%	-%	-%	62%	54%
John Chiplin	39%	100%	-%	-%	61%	-%
Iain Ross	39%	100%	-%	-%	61%	-%

Executive Directors:

Peter French	59%	82%	17%	-%	24%	18%

Other Key Management Personnel:
Greg West	66%	53%	12%	-%	22%	47%
David Suhy	67%	57%	12%	-%	21%	43%
Georgina Kilfoil	-%	33%	-%	-%	-%	67%
Carl Stubbings	88%	66%	9%	-%	3%	34%

The proportion of the cash bonus paid/payable or forfeited is as follows. No part of the forfeited bonus is payable in future years.

	Cash bonus paid/payable		Cash bonus forfeited
Name	2016	2015	2016	2015

Executive Directors:
Peter French	100%	-%	-%	-%

Other Key Management Personnel:
Greg West	100%	-%	-%	-%
David Suhy	100%	-%	-%	-%
Carl Stubbings	50%	-%	50%	-%
Georgina Kilfoil	-%	-%	-%	-%

BENITEC BIOPHARMA LIMITED ANNUAL REPORT 2015-2016	Page | 20

DIRECTORS' REPORT

Service agreements

Remuneration and other terms of employment for key management personnel are formalised in service agreements. Details of these agreements are as follows:

Name:	Mr Greg West
Title:	CEO and Company Secretary
Agreement commenced:	10 August 2011 (previously CFO and Company Secretary from 23 August 2011)
Details:	CEO role – Mr West was appointed CEO on the 10th August 2016 with a base salary of $400,000 plus superannuation of $19,616. Each year Mr West can receive up to a 50% bonus on his base salary. To be reviewed annually by the Nomination and Remuneration Committee Greg’s appointment with the Company may be terminated with the Company giving six months’ notice or by Greg giving six months’ notice. The Company may elect to pay Greg an equal amount to that proportion of his salary equivalent to six month’s pay in lieu of notice, together with any outstanding entitlements due to him.

Mr West was appointed interim CEO in October 2015 as well as maintaining his role of CFO and Company Secretary which he had held since 23 August 2011.

Name:	Dr David Suhy
Title:	Senior Vice President, Research and Development
Agreement commenced:	28 August 2012
Details:	Base salary for the year ended 30 June 2016 of $USD250,000 plus superannuation, to be reviewed annually by the Nomination and Remuneration Committee. David’s appointment with the Company may be terminated without notice.

Name:	Carl Stubbings
Title:	Chief Business Officer
Agreement commenced:	28 May 2012
Details:	Base salary for the year ended 30 June 2016 of $275,000 plus superannuation, to be reviewed annually by the Nomination and Remuneration Committee. Carl’s appointment with the Company may be terminated with the Company giving three months’ notice or by Carl giving three months’ notice. The Company may elect to pay Carl an equal amount to that proportion of his salary equivalent to three month’s pay in lieu of notice, together with any outstanding entitlements due to him.

Share-based compensation

Issue of shares

There were no shares issued to directors and other key management personnel as part of compensation during the year ended 30 June 2016.

Options

The terms and conditions of each grant of options over ordinary shares affecting remuneration of directors and other key management personnel in this financial year or future reporting years are as follows:

				Fair value per option
Grant date	No. granted	Expiry date	Exercise price	at grant date

12/11/2015	6,720,000	12/11/2020	$0.77	$0.234

BENITEC BIOPHARMA LIMITED ANNUAL REPORT 2015-2016	Page | 21

Options granted carry no dividend or voting rights. Options vest over five years with vesting based on remaining in service.

Details of options over ordinary shares granted, vested and lapsed for directors and other key management personnel as part of compensation during the year ended 30 June 2016 are set out below:

			Value
			per
	Number		options	Value of			Vested
	Of		at	options	Number		and first	Last
	options		grant	at grant	vested/	Exercise	exercise	exercise
Name	granted	Grant date	date	date	(forfeited)	price	date	date
Peter Francis	1,400,000	12/11/2015	0.234	$328,161	466,666	0.77	12/11/2015	12/11/2020
Kevin Buchi	840,000	12/11/2015	0.234	$196,896	280,000	0.77	12/11/2015	12/11/2020
John Chiplin	840,000	12/11/2015	0.234	$196,896	280,000	0.77	12/11/2015	12/11/2020
Iain Ross	840,000	12/11/2015	0.234	$196,896	280,000	0.77	12/11/2015	12/11/2020
Peter French*	2,800,000	12/11/2015	0.234	$656,319	(2,800,000)	0.77	-	-

*All Options granted lapsed on termination of employment on 9th December 2015

Consequences of performance on shareholder wealth

The earnings of the Group for the five years to 30 June 2016 are summarised below:

	2012	2013	2014	2015	2016
	$'000	$'000	$'000	$'000	$'000
Loss after income tax	(4,113)	(3,488)	(7,039)	(11,509)	(24,778)

The factors that are considered to affect total shareholders return ('TSR') are summarised below:

	2012	2013	2014	2015	2016
Share price at financial year end ($)	0.43	0.38	1.15	0.69	0.097
Basic earnings per share (cents per share)	(0.43)	(8.25)	(7.78)	(9.96)	(17.41)

Additional disclosures relating to key management personnel

In accordance with Class Order 14/632, issued by the Australian Securities and Investments Commission, relating to 'Key management personnel equity instrument disclosures', the following disclosure relates only to equity instruments in the Company or its subsidiaries.

BENITEC BIOPHARMA LIMITED ANNUAL REPORT 2015-2016	Page | 22

DIRECTORS' REPORT

Shareholding

The number of shares in the Company held during the financial year by each director and other members of key management personnel of the Group, including their personally related parties, is set out below:

	Balance at 1 July 2015	Received as part of remuneration	Exercise of options**	Disposals/ other	Balance at 30 June 2016
Ordinary shares
Peter Francis	424,174	-	-	-	424,174
Kevin Buchi	861,539	-	-	-	861,539
John Chiplin	200,000	-	-	-	200,000
Iain Ross	66,364	-	-	-	66,364
Peter French	591,785	-	-	-	591,785
Carl Stubbings	136,787	-	-	-	136,787
	2,280,649	-	-	-	2,280,649

None of the shares include in the table are held nominally by KMP.

Option holding

The number of options over ordinary shares in the Company held during the financial year by each director and other members of key management personnel of the Group, including their personally related parties, is set out below:

	Balance at 1 July 2015	Granted	Exercised	Expired/ forfeited/ot her	Balance at 30 June 2016	Vested and exercisable	Vested and unexercisable
Options over ordinary
shares
Peter Francis	1,600,000	1,400,000	-	-	3,000,000	2,066,666	-
Kevin Buchi	400,000	840,000	-	-	1,240,000	680,000	-
John Chiplin	400,000	840,000	-	-	1,240,000	680,000	-
Iain Ross	400,000	840,000	-	-	1,240,000	680,000	-
Greg West	1,000,000	-	-	-	1,000,000	706,666	-
David Suhy	1,200,000	-	-	-	1,200,000	933,334	-
Peter French	2,600,000	2,800,000	-	(5,400,000)	-	-	-
Carl Stubbings	1,000,000	-	-	(1,000,000)	-	-	-
	8,600,000	6,720,000	-	(6,400,000)	8,920,000	5,746,666	-

Other transactions with key management personnel and their related parties

Legal services at normal commercial rates totalling $116,540 (2015: $143,684) were provided by Francis Abourizk Lightowlers, a law firm in which Peter Francis is a partner and has a beneficial interest.

Consultancy fees were paid for executive duties totalling $165,983 (2015: $118,013) provided by NewStar Ventures Ltd, a corporation in which John Chiplin is a director and has a beneficial interest. This concludes the remuneration report, which has been audited.

This concludes the remuneration report, which has been audited.

BENITEC BIOPHARMA LIMITED ANNUAL REPORT 2015-2016	Page | 23

Shares under option

Unissued ordinary shares of Benitec Biopharma Limited under option at the date of this report are as follows:

		Exercise		Number
Grant date	Expiry date	price		under option

26 September 2011 *	26 September 2016		$1.250	2,800,000
17 November 2011 **	17 November 2016		$1.250	600,000
7 February 2012 **	7 February 2017		$1.250	156,000
16 November 2012 **	16 November 2017		$1.250	400,000
10 November 2013 *	18 May 2018		$0.620	400,000
22 August 2013 **	22 August 2018		$1.250	480,000
28 February 2014 ***	28 February 2019		$1.260	13,246,203
15 May 2014 **	15 May 2019		$1.500	180,000
17 December 2014 **	17 December 2019		$1.250	2,634,000
6 May 2015 **	6 May 2020		$1.250	650,000
20 August 2015 ****	21 August 2020	$USD	0.275	11,500,000
12 November 2015*	12 November 2020		$0.77	3,920,000
9 August 2016**	9 August 2021		$0.1665	2,200,000

				39,166,203

*        Non-Executive Directors options

**      ESOP options

***    Unlisted options

****  Warrants. These options represent 575,000 unlisted warrants. Each warrant represents is convertible into 20 shares. The exercise price of each warrant is convertible on the payment of $USD5.50 ($USD 0.275 per share).

No person entitled to exercise the options had or has any right by virtue of the option to participate in any share issue of the Company or of any other body corporate.

Shares issued on the exercise of options

No Options were exercised during the year.

There were no amounts unpaid on the shares issued.

Indemnity and insurance of officers

The Company has indemnified the directors and executives of the Company for costs incurred, in their capacity as a director or executive, for which they may be held personally liable, except where there is a lack of good faith.

During the financial year, the Company paid a premium in respect of a contract to insure the directors and executives of the Company against a liability to the extent permitted by the Corporations Act 2001. The contract of insurance prohibits disclosure of the nature of the liability and the amount of the premium.

Indemnity and insurance of auditor

The Company has not, during or since the end of the financial year, indemnified or agreed to indemnify the auditor of the Company or any related entity against a liability incurred by the auditor.

During the financial year, the Company has not paid a premium in respect of a contract to insure the auditor of the Company or any related entity.

Proceedings on behalf of the Company

No person has applied to the Court under section 237 of the Corporations Act 2001 for leave to bring proceedings on behalf of the Company, or to intervene in any proceedings to which the Company is a party for the purpose of taking responsibility on behalf of the Company for all or part of those proceedings.

BENITEC BIOPHARMA LIMITED ANNUAL REPORT 2015-2016	Page | 24

DIRECTORS' REPORT

Non-audit services

Details of the amounts paid or payable to the auditor for non-audit services provided during the financial year by the auditor are outlined in note 20 to the financial statements.

The directors are satisfied that the provision of non-audit services during the financial year, by the auditor (or by another person or firm on the auditor's behalf), is compatible with the general standard of independence for auditors imposed by the Corporations Act 2001.

The directors are of the opinion that the services as disclosed in note 20 to the financial statements do not compromise the external auditor's independence requirements of the Corporations Act 2001 for the following reasons:

•	all non-audit services have been reviewed and approved to ensure that they do not impact the integrity and objectivity of the auditor;
•	none of the services undermine the general principles relating to auditor independence as set out in APES 110 Code of Ethics for Professional Accountants issued by the Accounting Professional and Ethical Standards Board, including reviewing or auditing the auditor's own work, acting in a management or decision-making capacity for the Company, acting as advocate for the Company or jointly sharing economic risks and rewards; and
•	all services have been pre-approved by the audit committee.

Officers of the Company who are former partners of Grant Thornton Audit Pty Ltd

There are no officers of the Company who are former partners of Grant Thornton Audit Pty Ltd.

Rounding of amounts

The Parent entity has applied the relief available to it under ASIC Corporations (Rounding in Financial/Directors’ Reports). Instrument 2016/191 and accordingly amounts in the financial statements and Directors’ Report have been rounded off to the nearest $1,000, or in certain cases, to the nearest dollars.

Auditor's independence declaration

A copy of the auditor's independence declaration as required under section 307C of the Corporations Act 2001 is set out on the following page.

Auditor

Grant Thornton Audit Pty Ltd continues in office in accordance with section 327 of the Corporations Act 2001.

This report is made in accordance with a resolution of directors, pursuant to section 298(2)(a) of the Corporations Act 2001.

On behalf of the directors

Peter Francis
Chairman

30 August 2016

Sydney

BENITEC BIOPHARMA LIMITED ANNUAL REPORT 2015-2016	Page | 25

AUDITOR’S INDEPENDENCE DECLARATION

Level 17, 383 Kent Street Sydney NSW 2000 Correspondence to: Locked Bag Q800 QVB Post Office Sydney NSW 1230 T +61 2 8297 2400 F +61 2 9299 4445 E info.nsw@au.gt.com W www.grantthornton.com.au

Auditor’s Independence Declaration

To the Directors of Benitec Biopharma Limited

In accordance with the requirements of section 307C of the Corporations Act 2001, as lead auditor for the audit of Benitec Biopharma Limited for the year ended 30 June 2016, I declare that, to the best of my knowledge and belief, there have been:

a	no contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the audit; and

b	no contraventions of any applicable code of professional conduct in relation to the audit.

GRANT THORNTON AUDIT PTY LTD

Chartered Accountants

NJ Bradley

Partner

Sydney, 30 August 2016

Grant Thornton Audit Pty Ltd ACN 130 913 594

a subsidiary or related entity of Grant Thornton Australia Ltd ABN 41 127 556 389

‘Grant Thornton’ refers to the brand under which the Grant Thornton member firms provide assurance, tax and advisory services to their clients and/or refers to one or more member firms, as the context requires. Grant Thornton Australia Ltd is a member firm of Grant Thornton International Ltd (GTIL). GTIL and the member firms are not a worldwide partnership. GTIL and each member firm is a separate legal entity. Services are delivered by the member firms. GTIL does not provide services to clients. GTIL and its member firms are not agents of, and do not obligate one another and are not liable for one another’s acts or omissions. In the Australian context only, the use of the term ‘Grant Thornton’ may refer to Grant Thornton Australia Limited ABN 41 127 556 389 and its Australian subsidiaries and related entities. GTIL is not an Australian related entity to Grant Thornton Australia Limited.

Liability limited by a scheme approved under Professional Standards Legislation. Liability is limited in those States where a current scheme applies.

BENITEC BIOPHARMA LIMITED ANNUAL REPORT 2015-2016	Page | 26

FINANCIAL STATEMENT AND NOTES TO THE FINANCIAL STATEMENT

Statement of profit or loss and other comprehensive income

For the year ended 30 June 2016

		Consolidated
	Note	2016 $’000	2015 $’000

Revenue	4	464	1,081

Other income	5	3,590	2,891

Expenses
Royalties and licence fees		(139)	(40)
Research and development	6	(13,287)	(6,228)
Employee benefits expense		(6,283)	(3,425)
Share-based expense		(1,746)	(1,503)
Travel related costs		(1,023)	(1,039)
Consultants costs		(1,020)	(882)
Occupancy costs		(718)	(275)
Corporate expenses		(1,211)	(1,018)
Net loss foreign exchange		(414)	-
IPO costs		(1,191)	(1,071)
Writeoff of clinical trial prepayment	10	(1,800)	-

Loss before income tax benefit		(24,778)	(11,509)

Income tax benefit	7	-	-

Loss after income tax benefit for the year attributable to the owners of Benitec Biopharma Limited	16	(24,778)	(11,509)

Other comprehensive income

Items that may be reclassified subsequently to profit or loss
Foreign currency translation		(19)	6

Total comprehensive income for the year attributable to the owners of Benitec Biopharma Limited		(24,797)	(11,503)

		Cents	Cents

Basic earnings per share	28	(17.41)	(9.96)
Diluted earnings per share	28	(17.41)	(9.96)

The above statement of profit or loss and other comprehensive income should be read in conjunction with the accompanying notes

BENITEC BIOPHARMA LIMITED ANNUAL REPORT 2015-2016	Page | 27

Statement of financial position

As at 30 June 2016

		Consolidated
	Note	2016 $’000	2015 $’000

Assets

Current assets
Cash and cash equivalents	8	18,230	21,787
Trade and other receivables	9	977	123
Other current assets	10	177	3,154
Total current assets		19,384	25,064

Non-current assets
Property, plant and equipment	11	506	456
Total non-current assets		506	456

Total assets		19,890	25,520

Liabilities

Current liabilities
Trade and other payables	12	833	1,449
Provisions	13	202	193
Total current liabilities		1,035	1,642

Non-current liabilities
Provisions		18	-
Total non-current liabilities		18	-
Total liabilities		1,053	1,642

Net assets		18,837	23,878

Equity
Issued capital	14	147,641	129,631
Reserves	15	2,565	2,038
Accumulated losses	16	(131,369)	(107,791)

Total equity		18,837	23,878

The above statement of financial position should be read in conjunction with the accompanying notes

BENITEC BIOPHARMA LIMITED ANNUAL REPORT 2015-2016	Page | 28

FINANCIAL STATEMENT AND NOTES TO THE FINANCIAL STATEMENT

Statement of changes in equity

For the year ended 30 June 2016

	Issued		Accumulated	Total
	Capital	Reserves	losses	equity
Consolidated	$’000	$’000	$’000	$’000

Balance at 1 July 2014	129,186	641	(96,286)	33,541

Loss after income tax benefit for the year	-	-	(11,509)	(11,509)
Other comprehensive income for the year, net of tax	-	6	-	6

Total comprehensive income for the year	-	6	(11,509)	(11,503)

Transactions with owners in their capacity as owners:
Contributions of equity, net of transaction costs	337	-	-	337
Share-based payments	-	1,503	-	1,503
Transfer of expired share-based payments	-	(4)	4	-
Transfer to share capital for options exercised	108	(108)	-	-

Balance at 30 June 2015	129,631	2,038	(107,791)	23,878

	Issued		Accumulated	Total
	capital	Reserves	losses	equity
Consolidated	$’000	$’000	$’000	$’000

Balance at 1 July 2015	129,631	2,038	(107,791)	23,878

Loss after income tax benefit for the year	-	-	(24,778)	(24,778)
Other comprehensive income for the year, net of tax	-	(19)	-	(19)

Total comprehensive income for the year	-	(19)	(24,778)	(25,797)

Transactions with owners in their capacity as owners:
Contributions of equity, net of transaction costs (note 14)	18,010	-	-	18,010
Share-based payments (note 29)	-	1,746	-	1,746
Transfer of expired share-based payments	-	(1,200)	1,200	-

Balance at 30 June 2016	147,641	2,565	(131,369)	18,837

The above statement of changes in equity should be read in conjunction with the accompanying notes

BENITEC BIOPHARMA LIMITED ANNUAL REPORT 2015-2016	Page | 29

Statement of cash flows

For the year ended 30 June 2016

		Consolidated
	Note	2016	2015
		$’000	$’000
Cash flows from operating activities
Receipts from customers (inclusive of GST)		340	307
Research and development grants		3,590	2,318
Interest received		217	774
Payments to suppliers and employees (inclusive of GST)		(24,355)	(13,091)

Net cash used in operating activities	27	(20,208)	(9,692)

Cash flows from investing activities
Purchase of property, plant and equipment	11	(342)	(505)

Net cash used in investing activities		(342)	(505)

Cash flows from financing activities
Proceeds from issue of shares		19,462	385
IPO and share issue transaction costs		(1,952)	(333)

Net cash from financing activities		17,510	52

Net decrease in cash and cash equivalents		(3,040)	(10,145)
Cash and cash equivalents at the beginning of the financial year		21,787	31,359
Effects of exchange rate changes on cash and cash equivalents		(517)	573

Cash and cash equivalents at the end of the financial year	8	18,230	21,787

The above statement of cash flows should be read in conjunction with the accompanying notes

BENITEC BIOPHARMA LIMITED ANNUAL REPORT 2015-2016	Page | 30

NOTES TO THE FINANCIAL STATEMENTS

30 JUNE 2016

Note 1. Significant accounting policies

The principal accounting policies adopted in the preparation of the financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

New, revised or amending Accounting Standards and Interpretations adopted

In the current year, the Group has applied two amendments to AASBs issued by the Australian Accounting Standards Board (AASB) that are mandatorily effective for an accounting period that begins on or after 1 July 2015, and therefore relevant for the current year end.

AASB 2015-3 ‘Amendments to Accounting Standards arising from the Withdrawal of AASB 1031 Materiality’

This amendment completes the withdrawal of references to AASB 1031 in all Australian Accounting Standards and Interpretations, Australian allowing that Standard to effectively be withdrawn.

AASB 2015-4‘Amendments to Accounting Financial Requirements Australian Groups with Foreign Parent’

The amendments to AASB 128 align the relief available in AASB 10 and AASB 128 in respect of the financial reporting requirements for Australian groups with a foreign parent. The amendments require Standards that the ultimate Australian entity shall apply the equity method in reporting accounting for interests in associates and joint ventures if either the Australian entity or the group is a reporting entity, or both the entity and group a are reporting entities.

The application of these amendments does not have any material impact on the disclosures or the amounts recognised in the Group's consolidated financial statements.

New Accounting Standards and Interpretations not yet mandatory or early adopted

Certain new accounting standards and interpretations have been published that are not mandatory for 30 June 2016 reporting periods and have not been early adopted by the group. The group’s assessment of the impact of these new standards and interpretations is set out below.

•	AASB 9 Financial Instruments - addresses the classification, measurement and derecognition of financial assets and financial liabilities and introduces new rules for hedge accounting. In December 2014, the AASB made further changes to the classification and measurement rules and also introduced a new impairment model. These latest amendments now complete the new financial instruments standard.

•	Impact - The entity is yet to undertake a detailed assessment of the impact of AASB 9. However, based on the entity’s preliminary assessment, the Standard is not expected to have a material impact on the transactions and balances recognised in the financial statements when it is first adopted for the year ending 30 June 2019.

Mandatory application date / Date of adoption by group - Must be applied for financial years commencing on or after 1 January 2018.

Based on the transitional provisions in the completed IFRS 9, early adoption in phases was only permitted for annual reporting periods beginning before 1 February 2015. After that date, the new rules must be adopted in their entirety.

•	AASB 15 Revenue from Contracts with Customers - The AASB has issued a new standard for the recognition of revenue. This will replace AASB 118 which covers contracts for goods and services. The new standard is based on the principle that revenue is recognised when control of a good or service transfers to a customer; so the notion of control replaces the existing notion of risks and rewards.

BENITEC BIOPHARMA LIMITED ANNUAL REPORT 2015-2016	Page | 31

Note 1. Significant accounting policies (continued)

•	Impact - The entity is yet to undertake a detailed assessment of the impact of AASB 15. However, based on the entity’s preliminary assessment, the Standard is not expected to have a material impact on the transactions and balances recognised in the financial statements when it is first adopted for the year ending 30 June 2019.

The standard permits a modified retrospective approach for the adoption. Under this approach, entities will recognise transitional adjustments in retained earnings on the date of initial application (eg 1 July 2017), ie without restating the comparative period. They will only need to apply the new rules to contracts that are not completed as of the date of initial application.

Mandatory application date / Date of adoption by group - commencing on or after 1 January 2018. Expected date of adoption by the group: 1 July 2018

•	AASB 16 Leases - The AASB has issued a new standard for the recognition of leases. This will replace AASB 117: Leases. The new standard introduces a single lessee accounting model that no longer requires leases to be classified as operating or financing.

Other major changes include, the recognition of a right-to-use asset and liability, depreciation of right-to-use assets in line with AASB 116: Property Plant and Equipment, variable lease payments that depend on an index or rate are included in the initial measurement of lease liability, option for lessee to not separate non-lease components and account for all components as a lease, and additional disclosure requirements.

•	Impact - The entity is yet to undertake a detailed assessment of the impact of AASB 16. However, based on the entity’s preliminary assessment, the Standard is not expected to have a material impact on the transactions and balances recognised in the financial statements when it is first adopted for the year ending 30 June 2020.

Mandatory application date / Date of adoption by group - Must be applied for financial years commencing on or after 1 January 2019.Expected date of adoption by the group: 1 July 2019.

There are no other standards that are not yet effective and that would be expected to have a material impact on the entity in the current or future reporting periods and on foreseeable future transactions.

Going concern

The directors have prepared the financial statements on a going concern basis after taking into consideration the net loss for the year of $25,678,000 (2015: $11,509,000) and the cash and cash equivalents balance of $18,230,000 (2015: $21,787,000). The directors have recognised the capital raisings in the last 2 years, performed a review of the cash flow forecasts, considered the cash flow needs of the Group, and believe that the strategies in place are appropriate to generate funding which will be sufficient to maintain the going concern status of the Group. If these strategies are unsuccessful then the Group may need to realise its assets and extinguish liabilities other than in the ordinary course of business and at amounts different to those disclosed in the financial report.

Basis of preparation

These general purpose financial statements have been prepared in accordance with Australian Accounting Standards and Interpretations issued by the Australian Accounting Standards Board ('AASB') and the Corporations Act 2001, as appropriate for for-profit oriented entities. These financial statements also comply with International Financial Reporting Standards as issued by the International Accounting Standards Board ('IASB').

Historical cost convention

The financial statements have been prepared under the historical cost convention.

BENITEC BIOPHARMA LIMITED ANNUAL REPORT 2015-2016	Page | 32

NOTES TO THE FINANCIAL STATEMENTS

30 JUNE 2016

Note 1. Significant accounting policies (continued)

Critical accounting estimates

The preparation of the financial statements requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group's accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the financial statements, are disclosed in note 2.

Parent entity information

In accordance with the Corporations Act 2001, these financial statements present the results of the Group only. Supplementary information about the parent entity is disclosed in note 24.

Principles of consolidation

The consolidated financial statements incorporate the assets and liabilities of all subsidiaries of Benitec Biopharma Limited ('Company' or 'parent entity') as at 30 June 2016 and the results of all subsidiaries for the year then ended. Benitec Biopharma Limited and its subsidiaries together are referred to in these financial statements as the 'Group'.

Subsidiaries are all those entities over which the Group has control. The Group controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases. The Companies 100% owned subsidiary, Tacere Therapeutics, Inc. has a 31 December year end. The Company is reviewing the appropriate time to align the subsidiary year end to the parent’s year end. For consolidation purposes Tacere prepares financial statements for the 12 month period ended 30 June that are used to consolidate into the group accounts.

Intercompany transactions, balances and unrealised gains on transactions between entities in the Group are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of the impairment of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

The acquisition of subsidiaries is accounted for using the acquisition method of accounting. A change in ownership interest, without the loss of control, is accounted for as an equity transaction, where the difference between the consideration transferred and the book value of the share of the non-controlling interest acquired is recognised directly in equity attributable to the parent.

Where the Group loses control over a subsidiary, it derecognises the assets including goodwill, liabilities and non-controlling interest in the subsidiary together with any cumulative translation differences recognised in equity. The Group recognises the fair value of the consideration received and the fair value of any investment retained together with any gain or loss in profit or loss.

Operating segments

Operating segments are presented using the 'management approach', where the information presented is on the same basis as the internal reports provided to the Chief Operating Decision Makers ('CODM'). The CODM is responsible for the allocation of resources to operating segments and assessing their performance.

Foreign currency translation

The financial statements are presented in Australian dollars, which is Benitec Biopharma Limited's functional and presentation currency.

BENITEC BIOPHARMA LIMITED ANNUAL REPORT 2015-2016	Page | 33

Note 1. Significant accounting policies (continued)

Foreign currency transactions

Foreign currency transactions are translated into Australian dollars using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at financial year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in profit or loss.

Foreign operations

The assets and liabilities of foreign operations are translated into Australian dollars using the exchange rates at the reporting date. The revenues and expenses of foreign operations are translated into Australian dollars using the average exchange rates, which approximate the rates at the dates of the transactions, for the period. All resulting foreign exchange differences are recognised in other comprehensive income through the foreign currency reserve in equity.

The foreign currency reserve is recognised in profit or loss when the foreign operation or net investment is disposed of.

Revenue recognition

Revenue is recognised when it is probable that the economic benefit will flow to the Group and the revenue can be reliably measured. Revenue is measured at the fair value of the consideration received or receivable.

Licensing revenue and royalties

Revenue from the granting of licenses is recognised in accordance with the terms of the relevant agreements and is usually recognised on an accruals basis, unless the substance of the agreement provides evidence that it is more appropriate to recognise revenue on some other systematic rational basis.

Interest

Interest revenue is recognised as interest accrues using the effective interest method. This is a method of calculating the amortised cost of a financial asset and allocating the interest income over the relevant period using the effective interest rate, which is the rate that exactly discounts estimated future cash receipts through the expected life of the financial asset to the net carrying amount of the financial asset.

Government research and development grants

Government grants are recognised at fair value where there is reasonable assurance that the grant will be received and all grant conditions will be met. Grants relating to expense items are recognised as income over the periods necessary to match the grant costs they are compensating. Grants relating to assets are credited to deferred income at fair value and are credited to income over the expected useful life of the asset on a straight-line basis.

Research and development grant revenue is recognised as income when a reliable estimate can be made of the amounts receivable

Income tax

The income tax expense or benefit for the period is the tax payable on that period's taxable income based on the applicable income tax rate for each jurisdiction, adjusted by the changes in deferred tax assets and liabilities attributable to temporary differences, unused tax losses and the adjustment recognised for prior periods, where applicable.

Deferred tax assets and liabilities are recognised for temporary differences at the tax rates expected to be applied when the assets are recovered or liabilities are settled, based on those tax rates that are enacted or substantively enacted, except for:

•	When the deferred income tax asset or liability arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and that, at the time of the transaction, affects neither the accounting nor taxable profits; or

BENITEC BIOPHARMA LIMITED ANNUAL REPORT 2015-2016	Page | 34

NOTES TO THE FINANCIAL STATEMENTS

30 JUNE 2016

Note 1. Significant accounting policies (continued)

•	When the taxable temporary difference is associated with interests in subsidiaries, associates or joint ventures, and the timing of the reversal can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax assets are recognised for deductible temporary differences and unused tax losses only if it is probable that future taxable amounts will be available to utilise those temporary differences and losses.

The carrying amount of recognised and unrecognised deferred tax assets are reviewed at each reporting date. Deferred tax assets recognised are reduced to the extent that it is no longer probable that future taxable profits will be available for the carrying amount to be recovered. Previously unrecognised deferred tax assets are recognised to the extent that it is probable that there are future taxable profits available to recover the asset.

Deferred tax assets and liabilities are offset only where there is a legally enforceable right to offset current tax assets against current tax liabilities and deferred tax assets against deferred tax liabilities; and they relate to the same taxable authority on either the same taxable entity or different taxable entities which intend to settle simultaneously.

Benitec Biopharma Limited (the 'head entity') and its wholly-owned Australian subsidiaries have formed an income tax consolidated group under the tax consolidation regime. The head entity and each subsidiary in the tax consolidated group continue to account for their own current and deferred tax amounts. The tax consolidated group has applied the 'separate taxpayer within group' approach in determining the appropriate amount of taxes to allocate to members of the tax consolidated group. No tax sharing agreement has been entered between entities in the tax consolidated group.

In addition to its own current and deferred tax amounts, the head entity also recognises the current tax liabilities (or assets) and the deferred tax assets arising from unused tax losses and unused tax credits assumed from each subsidiary in the tax consolidated group.

Current and non-current classification

Assets and liabilities are presented in the statement of financial position based on current and non-current classification.

An asset is classified as current when: it is either expected to be realised or intended to be sold or consumed in normal operating cycle; it is held primarily for the purpose of trading; it is expected to be realised within 12 months after the reporting period; or the asset is cash or cash equivalent unless restricted from being exchanged or used to settle a liability for at least 12 months after the reporting period. All other assets are classified as non-current.

A liability is classified as current when: it is either expected to be settled in normal operating cycle; it is held primarily for the purpose of trading; it is due to be settled within 12 months after the reporting period; or there is no unconditional right to defer the settlement of the liability for at least 12 months after the reporting period. All other liabilities are classified as non-current.

Deferred tax assets and liabilities are always classified as non-current.

Cash and cash equivalents

Cash and cash equivalents includes cash on hand, deposits held at call with financial institutions, other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

Trade and other receivables

Other receivables are recognised at amortised cost, less any provision for impairment.

BENITEC BIOPHARMA LIMITED ANNUAL REPORT 2015-2016	Page | 35

Note 1. Significant accounting policies (continued)

Investments and other financial assets

Investments and other financial assets are initially measured at fair value. Transaction costs are included as part of the initial measurement, except for financial assets at fair value through profit or loss. They are subsequently measured at either amortised cost or fair value depending on their classification. Classification is determined based on the purpose of the acquisition and subsequent reclassification to other categories is restricted.

Financial assets are derecognised when the rights to receive cash flows from the financial assets have expired or have been transferred and the Group has transferred substantially all the risks and rewards of ownership.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are carried at amortised cost using the effective interest rate method. Gains and losses are recognised in profit or loss when the asset is derecognised or impaired.

Impairment of financial assets

The Group assesses at the end of each reporting period whether there is any objective evidence that a financial asset or group of financial assets is impaired. Objective evidence includes significant financial difficulty of the issuer or obligor; a breach of contract such as default or delinquency in payments; the lender granting to a borrower concessions due to economic or legal reasons that the lender would not otherwise do; it becomes probable that the borrower will enter bankruptcy or other financial reorganisation; the disappearance of an active market for the financial asset; or observable data indicating that there is a measurable decrease in estimated future cash flows.

The amount of the impairment allowance for loans and receivables carried at amortised cost is the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate. If there is a reversal of impairment, the reversal cannot exceed the amortised cost that would have been recognised had the impairment not been made and is reversed to profit or loss.

Property, plant and equipment

Plant and equipment is stated at historical cost less accumulated depreciation and impairment. Historical cost includes expenditure that is directly attributable to the acquisition of the items.

Depreciation is calculated on a straight-line basis to write off the net cost of each item of property, plant and equipment (excluding land) over their expected useful lives as follows:

Leasehold improvements	period of the lease term
Plant and equipment	3-7 years

The residual values, useful lives and depreciation methods are reviewed, and adjusted if appropriate, at each reporting date.

An item of property, plant and equipment is derecognised upon disposal or when there is no future economic benefit to the Group. Gains and losses between the carrying amount and the disposal proceeds are taken to profit or loss.

Leases

The determination of whether an arrangement is or contains a lease is based on the substance of the arrangement and requires an assessment of whether the fulfilment of the arrangement is dependent on the use of a specific asset or assets and the arrangement conveys a right to use the asset.

A distinction is made between finance leases, which effectively transfer from the lessor to the lessee substantially all the risks and benefits incidental to the ownership of leased assets, and operating leases, under which the lessor effectively retains substantially all such risks and benefits.

BENITEC BIOPHARMA LIMITED ANNUAL REPORT 2015-2016	Page | 36

NOTES TO THE FINANCIAL STATEMENTS

30 JUNE 2016

Note 1. Significant accounting policies (continued)

Operating lease payments, net of any incentives received from the lessor, are charged to profit or loss on a straight-line basis over the term of the lease.

Impairment of non-financial assets

Other intangible assets that have an indefinite useful life are not subject to amortisation and are tested annually for impairment, or more frequently if events or changes in circumstances indicate that they might be impaired. Other non-financial assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount.

Recoverable amount is the higher of an asset's fair value less costs of disposal and value-in-use. The value-in-use is the present value of the estimated future cash flows relating to the asset using a pre-tax discount rate specific to the asset or cash-generating unit to which the asset belongs. Assets that do not have independent cash flows are grouped together to form a cash-generating unit.

Trade and other payables

These amounts represent liabilities for goods and services provided to the Group prior to the end of the financial year and which are unpaid. Due to their short-term nature they are measured at amortised cost and are not discounted. The amounts are unsecured and are usually paid within 30 days of recognition.

Employee benefits

Short-term employee benefits

Liabilities for wages and salaries and other employee benefits expected to be settled within 12 months of the reporting date are measured at the amounts expected to be paid when the liabilities are settled.

Other long-term employee benefits

Employee benefits not expected to be settled within 12 months of the reporting date are measured as the present value of expected future payments to be made in respect of services provided by employees up to the reporting date using the projected unit credit method. Consideration is given to expect future wage and salary levels, experience of employee departures and periods of service. Expected future payments are discounted using market yields at the reporting date on corporate bonds with terms to maturity and currency that match, as closely as possible, the estimated future cash outflows.

Defined contribution superannuation expense

Contributions to defined contribution superannuation plans are expensed in the period in which they are incurred.

Share-based payments

Equity-settled share-based compensation benefits are provided to directors and senior executives. The plan currently in place to provide these benefits is the Employee Share Option Plan ('ESOP').

Equity-settled transactions are awards of shares, or options over shares that are provided to employees in exchange for the rendering of services.

The cost of equity-settled transactions are measured at fair value on grant date. Fair value is independently determined using Black-Scholes option pricing model that takes into account the exercise price, the term of the option, the impact of dilution, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk free interest rate for the term of the option, together with non-vesting conditions that do not determine whether the Group receives the services that entitle the employees to receive payment. No account is taken of any other vesting conditions.

BENITEC BIOPHARMA LIMITED ANNUAL REPORT 2015-2016	Page | 37

Note 1. Significant accounting policies (continued)

The cost of equity-settled transactions are recognised as an expense with a corresponding increase in equity over the vesting period. The cumulative charge to profit or loss is calculated based on the grant date fair value of the award, the best estimate of the number of awards that are likely to vest and the expired portion of the vesting period. The amount recognised in profit or loss for the period is the cumulative amount calculated at each reporting date less amounts already recognised in previous periods.

Market conditions are taken into consideration in determining fair value. Therefore any awards subject to market conditions are considered to vest irrespective of whether or not that market condition has been met, provided all other conditions are satisfied.

If equity-settled awards are modified, as a minimum an expense is recognised as if the modification has not been made. An additional expense is recognised, over the remaining vesting period, for any modification that increases the total fair value of the share-based compensation benefit as at the date of modification.

If the non-vesting condition is within the control of the Group or employee, the failure to satisfy the condition is treated as a cancellation. If the condition is not within the control of the Group or employee and is not satisfied during the vesting period, any remaining expense for the award is recognised over the remaining vesting period, unless the award is forfeited.

If equity-settled awards are cancelled, it is treated as if it has vested on the date of cancellation, and any remaining expense is recognised immediately. If a new replacement award is substituted for the cancelled award, the cancelled and new award is treated as if they were a modification.

The dilutive effect, if any, of outstanding options is reflected as additional share dilution in the computation of earnings per share.

Fair value measurement

When an asset or liability, financial or non-financial, is measured at fair value for recognition or disclosure purposes, the fair value is based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date; and assumes that the transaction will take place either: in the principal market; or in the absence of a principal market, in the most advantageous market.

Fair value is measured using the assumptions that market participants would use when pricing the asset or liability, assuming they act in their economic best interests. For non-financial assets, the fair value measurement is based on its highest and best use. Valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, are used, maximising the use of relevant observable inputs and minimising the use of unobservable inputs.

Issued capital

Ordinary shares are classified as equity.

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

Costs related to an initial offering are expensed in the statement of profit or loss and other comprehensive income.

Earnings per share

Basic earnings per share

Basic earnings per share is calculated by dividing the profit attributable to the owners of Benitec Biopharma Limited, excluding any costs of servicing equity other than ordinary shares, by the weighted average number of ordinary shares outstanding during the financial year, adjusted for bonus elements in ordinary shares issued during the financial year.

BENITEC BIOPHARMA LIMITED ANNUAL REPORT 2015-2016	Page | 38

NOTES TO THE FINANCIAL STATEMENTS

30 JUNE 2016

Note 1. Significant accounting policies (continued)

Diluted earnings per share

Diluted earnings per share adjusts the figures used in the determination of basic earnings per share to take into account the after income tax effect of interest and other financing costs associated with dilutive potential ordinary shares and the weighted average number of shares assumed to have been issued for no consideration in relation to dilutive potential ordinary shares.

Goods and Services Tax ('GST') and other similar taxes

Revenues, expenses and assets are recognised net of the amount of associated GST, unless the GST incurred is not recoverable from the tax authority. In this case it is recognised as part of the cost of the acquisition of the asset or as part of the expense.

Receivables and payables are stated inclusive of the amount of GST receivable or payable. The net amount of GST recoverable from, or payable to, the tax authority is included in other receivables or other payables in the statement of financial position.

Cash flows are presented on a gross basis. The GST components of cash flows arising from investing or financing activities which are recoverable from, or payable to the tax authority, are presented as operating cash flows.

Commitments and contingencies are disclosed net of the amount of GST recoverable from, or payable to, the tax authority.

Comparative figures

When required by accounting standards, comparative figures have been adjusted to conform to changes in the presentation for the current financial year.

Rounding of amounts

The Parent entity has applied the relief available to it under ASIC Corporations (Rounding in Financial/Directors’ Reports). Instrument 2016/191 and accordingly amounts in the financial statements and Directors Report have been rounded off to the nearest $1,000, or in certain cases, to the nearest dollars.

Note 2. Critical accounting judgements, estimates and assumptions

The preparation of the financial statements requires management to make judgements, estimates and assumptions that affect the reported amounts in the financial statements. Management continually evaluates its judgements and estimates in relation to assets, liabilities, contingent liabilities, revenue and expenses. Management bases its judgements, estimates and assumptions on historical experience and on other various factors, including expectations of future events, management believes to be reasonable under the circumstances. The resulting accounting judgements and estimates will seldom equal the related actual results. The judgements, estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities (refer to the respective notes) within the next financial year are discussed below.

Research and development expenses

Management does not consider the development programs to be sufficiently advanced to reliably determine the economic benefits and technical feasibility to justify capitalisation of development costs. These costs have been recognised as an expense when incurred.

Research and development expenses relate primarily to the cost of conducting clinical and pre-clinical trials. Clinical development costs are a significant component of research and development expenses. Estimates have been used in determining the expense liability under certain clinical trial contracts where services have been performed but not yet invoiced. Generally the costs, and therefore estimates, associated with clinical trial contracts are based on the number of patients, drug administration cycles, the type of treatment and the outcome being measured. The length of time before actual amounts can be determined will vary depending on length of the patient cycles and the timing of the invoices by the clinical trial partners.

BENITEC BIOPHARMA LIMITED ANNUAL REPORT 2015-2016	Page | 39

Note 2. Critical accounting judgements, estimates and assumptions (continued)

The Group accounts for the federal government research and development grants tax incentive when a reliable estimate of the amounts receivable can be made.

Share-based payment transactions

The Group measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. The fair value is determined by using either the Black-Scholes model taking into account the terms and conditions upon which the instruments were granted. The accounting estimates and assumptions relating to equity-settled share-based payments would have no impact on the carrying amounts of assets and liabilities within the next annual reporting period but may impact profit or loss and equity.

Recovery of deferred tax assets

Deferred tax assets are recognised for deductible temporary differences only if the Group considers it is probable that future taxable amounts will be available to utilise those temporary differences and losses. Given the Company’s and each individual entities’ history of recent losses, the Group has not recognised a deferred tax asset with regard to unused tax losses and other temporary differences, as it has not been determined whether the Company or its subsidiaries will generate sufficient taxable income against which the unused tax losses and other temporary differences can be utilised.

Costs of capital raising

Costs directly attributable to an equity transaction are held in the statement of financial position until the completion of the transaction. On completion, the costs will be applied against issued capital.

Costs associated with abandoned or sub-optimal equity transactions are expensed to profit or loss in the year the transaction is determined to no longer be viable under existing conditions.

Note 3. Operating segments

Identification of reportable operating segments

The Group has only one operating segment during the financial year, being the global commercialisation by licensing and partnering of patents and licences in biotechnology, more specifically in functional genomics, with applications in biomedical research and human therapeutics. This operating segment is based on the internal reports that are reviewed and used by the Board of Directors (who are identified as the Chief Operating Decision Makers ('CODM')) in assessing performance and in determining the allocation of resources.

The information reported to the CODM is on at least a monthly basis.

The group sources some of its revenue from the United States of America and therefore presents the split by geographical region.

Geographical information

	Sales to external customers		Geographical
			total assets
	2016	2015	2016	2015
	$’000	$’000	$’000	$’000
Australia	247	307	19,076	25,070
United States of America	-	-	814	450

	247	307	19,890	25,520

BENITEC BIOPHARMA LIMITED ANNUAL REPORT 2015-2016	Page | 40

NOTES TO THE FINANCIAL STATEMENTS

30 JUNE 2016

Note 4. Revenue

	Consolidated
	2016	2015
	$’000	$’000
Sales revenue
Licensing revenue and royalties	247	307

Other revenue
Interest	217	774

Revenue	464	1,081

Note 5. Other income

	Consolidated
	2016	2015
	$’000	$’000

Net foreign exchange gain	-	573
Federal government research and development grants received for year ended 2015. (Income from previous period related to year ended 2014).	3,590	2,318

Other income	3,590	2,891

Note 6. Expenses

	Consolidated
	2016	2015
	$’000	$’000

Loss before income tax includes the following specific expenses:

Depreciation

Leasehold improvements	205	10
Plant and equipment	85	87
Total depreciation	290	97

Research and development
Project expenses	12,240	4,983
Other IP related expenses	1,047	1,245

Total research and development	13,287	6,228

Rental expense relating to operating leases
Minimum lease payments	265	179

Superannuation expense
Defined contribution superannuation expense	280	128

Employee benefits expense excluding superannuation
Employee benefits expense excluding superannuation	6,003	3,297

BENITEC BIOPHARMA LIMITED ANNUAL REPORT 2015-2016	Page | 41

Note 7. Income tax benefit

	Consolidated
	2016	2015
	$’000	$’000

Income tax benefit
Current tax	-	-
Aggregate income tax benefit	-	-

Numerical reconciliation of income tax benefit and tax at the statutory rate
Loss before income tax benefit	(24,778)	(11,509)

Tax at the statutory tax rate of 30%	(7,433)	(3,453)

Tax effect amounts which are not deductible/(taxable) in calculating taxable income:
Legal expenses	59	15
Share-based payments	524	451
Capital items deductible	(476)	(487)
Sundry items	500	472

	(6,826)	(3,002)
Deferred tax asset not brought to account	6,826	3,002

Income tax benefit	-	-

Tax losses not recognised
Unused tax losses for which no deferred tax asset has been recognised	64,182	53,866

Potential tax benefit @ 30%	19,255	16,160

Capital unused tax losses for which no deferred tax asset has been recognised	1,272	1,272

Potential tax benefit at statutory tax rates	382	382

The above potential tax benefit has not been recognised in the statement of financial position. These tax losses are recognised only if the consolidated entity considers it is probable that future taxable amounts will be available to utilise those temporary differences and losses.

There was a prior period reduction to tax losses of $12,434,000 for the consolidated group due to adjustments to carried forward losses not realised on lodgement of tax returns for the period. The effect was to decrease the tax losses of the consolidated group from $5,866,000 to $41,432,000 for the year ending 30 June 2015.

	Consolidated
	2016	2015
	$’000	$’000

Deferred tax assets not recognised
Deferred tax assets not recognised comprises temporary differences attributable to:
Others	39	58
Total deferred tax assets not recognised	39	58

The above potential tax benefit, which excludes tax losses, for deductible temporary differences has not been recognised in the statement of financial position as the recovery of this benefit is uncertain.

BENITEC BIOPHARMA LIMITED ANNUAL REPORT 2015-2016	Page | 42

NOTES TO THE FINANCIAL STATEMENTS

30 JUNE 2016

Note 8. Current assets - cash and cash equivalents

	Consolidated
	2016	2015
	$’000	$’000

Cash at bank	552	916
Cash on deposit	17,678	20,871

	18,230	21,787

Note 9. Current assets - trade and other receivables

	Consolidated
	2016	2015
	$’000	$’000

Settlement receivable*	900	123
Other receivables	13	-
BAS receivable	64	123

	977	123

* On the 26 August 2016 a settlement agreement was reached for the return of $900,000 of the $2.7million clinical trial prepayment due to the cancellation of the small cell lung cancer program. See Note 10 for further details.

There is no receivable balance that is either past due or impaired.

Note 10. Current assets - other

	Consolidated
	2016	2015
	$’000	$’000
Prepayments	149	74
Prepaid clinical trials*	-	2,700
IPO costs ***	-	285
Other current assets	28	95

	177	3,154

* The Group announced on 3 June 2013 that it had committed to moving its non-small cell lung cancer therapeutic, into clinical development. The Group is using European-based clinical research organisation Clinical Trials Group ('CTGCRO') to manage both the initial clinical development and trials. The expected full cost of the clinical trial was paid in advance. This prepayment was made to secure favourable commercial terms with CTGCRO for the conduct of the trials. As at the 30 June 2015 the trials had still not commenced.

As a result of feedback from pharma companies and investors, the Company decided to discontinue the non-small cell lung cancer program, allowing resources to be focused on developing the other preclinical programs. The non-small cell lung cancer program provided information into optimising ddRNAi design and delivery.

The Group reached an agreement on the 26 August 2016 for the return of $900,000 of the prepayment due to the cancellation of the program. Funds are due to be received prior to 31 December 2016. Refer Note 9. The remaining $1,800,000 has been included as an impairment charge in the profit and loss statement.

*** IPO costs were incurred during the year for the public offer in the United States and the associated listing on the NASDAQ Global Select Market. Refer to note 14 for further details.

BENITEC BIOPHARMA LIMITED ANNUAL REPORT 2015-2016	Page | 43

Note 11. Non-current assets - property, plant and equipment

	Consolidated
	2016	2015
	$’000	$’000

Leasehold improvements - at cost	264	252
Less: Accumulated depreciation	(220)	(15)
	44	237

Plant and equipment - at cost	877	544
Less: Accumulated depreciation	(415)	(325)
	462	219

	506	456

Reconciliations

Reconciliations of the written down values at the beginning and end of the current and previous financial year are set out below:

	Leasehold	Plant and
	improvement	equipment	Total
Consolidated	$’000	$’000	$’000

Balance at 30 June 2014	8	40	48
Additions	239	266	505
Depreciation expense	(10)	(87)	(97)
FX loss	-	-	-
Balance at 30 June 2015	237	219	456

Additions	12	330	342
Depreciation expense*	(205)	(85)	(290)
FX loss	-	(2)	(2)

Balance at 30 June 2016	44	462	506

* Deprecation of leasehold assets was accelerated to match the life of the head office lease.

Note 12. Current liabilities - trade and other payables

	Consolidated
	2016	2015
	$’000	$’000

Trade payables	538	760
Other payables	295	689

	833	1,449

BENITEC BIOPHARMA LIMITED ANNUAL REPORT 2015-2016	Page | 44

NOTES TO THE FINANCIAL STATEMENTS

30 JUNE 2016

Note 13. Current liabilities - provisions

	Consolidated
	2016	2015
	$’000	$’000

Employee benefits	202	193

Note 14. Equity - issued capital

	Consolidated
	2016	2015	2016	2015
	Shares	Shares	$’000	$’000

Ordinary shares - fully paid	146,529,096	115,881,763	147,641	129,631

Movements in ordinary share capital

Details	Date	Shares	Issue price	$’000

Balance	30 June 2015	115,881,763		129,631
Biomics issue*	15 July 2015	647,333	0.7724	500
IPO issue	15 August 2015	30,000,000	0.6488	19,463
IPO and share issue transaction costs				(1,953)

Balance	30 June 2016	146,529,096		147,641
The weighted average number of shares on issue during the twelve months to June 30, 2016 was		142,312,486

*	During the year Benitec acquired full rights to its pre-clinical hepatitis B program from its collaborator, Biomics Biotechnologies, to enable the independent progression of the product candidate and simplify partnering negotiations. In order to acquire full rights to the hepatitis B program that was previously developed by Joint Venture with Biomics, Benitec paid the JV partner $2.5million in upfront payments ($2million cash, $500k shares), with a further $3.5million and single digit royalties payable to Biomics upon successful commercialization of the program. (consistent with ASX announcement of 9 July 2015).

Issued capital

Ordinary shares

Ordinary shares entitle the holder to participate in dividends and the proceeds on the winding up of the Company in proportion to the number of and amounts paid on the shares held. The fully paid ordinary shares have no par value and the Company does not have a limited amount of authorised capital.

On a show of hands every member present at a meeting in person or by proxy shall have one vote and upon a poll each share shall have one vote.

Share buy-back

There is no current on-market share buy-back.

BENITEC BIOPHARMA LIMITED ANNUAL REPORT 2015-2016	Page | 45

Note 14. Equity - issued capital (continued)

Capital risk management

The Group's objectives when managing capital is to safeguard its ability to continue as a going concern, so that it can provide returns for shareholders and benefits for other stakeholders and to maintain an optimum capital structure to reduce the cost of capital.

The capital structure of the Group consists of cash and cash equivalents and equity attributable to equity holders. Operating globally, the Group develops speciality pharmaceutical products. The overall strategy of the Group is to continue its drug development programs, which depends on selling assets and raising additional equity to fund the activities.

The capital risk management policy remains unchanged from the 2015 Annual Report.

Note 15. Equity - reserves

	Consolidated
	2016	2015
	$’000	$’000

Foreign currency reserve	(1,319)	(1,300)
Share-based payments reserve	3,884	3,338

	2,565	2,038

Foreign currency reserve

The reserve is used to recognise exchange differences arising from the translation of the financial statements of foreign operations to Australian dollars.

Share-based payments reserve

The reserve is used to recognise the value of equity benefits provided to employees and directors as part of their remuneration, and other parties as part of their compensation for services.

Movements in reserves

Movements in each class of reserve during the current and previous financial year are set out below:

	Foreign	Share-based
	currency	payments	Total
Consolidated	$’000	$’000	$’000

Balance at 30 June 2014	(1,306)	1,947	641
Foreign currency translation	6	-	6
Share-based payments	-	1,503	1,503
Transfer of expired share-based payments	-	(4)	(4)
Transfer to share capital for options exercised	-	(108)	(108)

Balance at 30 June 2015	(1,300)	3,338	2,038

Foreign currency translation	(19)	-	(19)
Share-based payments	-	1,746	1,746
Transfer of expired share-based payments	-	(1,200)	(1,200)

Balance at 30 June 2016	(1,319)	3,884	2,565

BENITEC BIOPHARMA LIMITED ANNUAL REPORT 2015-2016	Page | 46

NOTES TO THE FINANCIAL STATEMENTS

30 JUNE 2016

Note 16. Equity - accumulated losses

	Consolidated
	2016	2015
	$’000	$’000

Accumulated losses at the beginning of the financial year	(107,791)	(96,286)
Loss after income tax benefit for the year	(24,778)	(11,509)
Transfer from share-based payment reserve for expired options	1,200	4

Accumulated losses at the end of the financial year	(131,369)	(107,791)

Note 17. Equity - dividends

There were no dividends paid, recommended or declared during the current or previous financial year.

Note 18. Financial instruments

Financial risk management objectives

The Group's activities expose it to a variety of financial risks: market risk (including foreign currency risk and interest rate risk) and liquidity risk. The Group’s principal financial instruments comprise receivables, payables, cash and short-term deposits. The Group manages its exposure to key financial risks, including interest rate and currency risk in accordance with the Company financial risk management policy. The objective of the policy is to protect the assets and provide a solid return.

	Consolidated
	2016	2015
	$’000	$’000

Financial Assets
Cash and cash equivalents	18,230	21,787
Trade and other receivables	977	123
Total Financial Assets	19,307	21,910

Financial Liabilities
Trade and other payables	833	1,499
Total Financial Liabilities	833	1,499

Market risk

Foreign currency risk

The Group undertakes certain transactions denominated in foreign currency and is exposed to foreign currency risk through foreign exchange rate fluctuations.

Foreign exchange risk arises from future commercial transactions and recognised financial assets and financial liabilities denominated in a currency that is not the entity's functional currency. The risk is measured using sensitivity analysis and cash flow forecasting.

At the 30 June 2016 the Company held USD cash or cash equivalents of AUD$8.8m and trade payables and accruals of $300k. Net USD exposure in AUD of $8.5m. Each 1 cent movement in the AUD/USD exchange rate has an +/- effect of AUD $88k on profit and net assets of the Company.

Interest rate risk

The Group generates income from interest on surplus funds. At reporting date, the Group had the following assets exposed to Australian variable interest rate risk that are not designated in cash flow hedges:

BENITEC BIOPHARMA LIMITED ANNUAL REPORT 2015-2016	Page | 47

Note 18. Financial instruments (continued)

As at the reporting date, the Group had the following variable rate cash and cash equivalents outstanding:

	2016		2015
	Weighted		Weighted
	average		average
	interest rate	Balance	interest rate	Balance
Consolidated	%	$’000%		$’000

Cash and cash equivalents	1%	18,230	3.26%	21,787
Net exposure to cash flow interest rate risk		18,230		21,787

An analysis by remaining contractual maturities in shown in 'liquidity and interest rate risk management' below.

Credit risk

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial loss to the Group. The maximum exposure to credit risk at the reporting date to recognised financial assets is the carrying amount, net of any provisions for impairment of those assets, as disclosed in the statement of financial position and notes to the financial statements. The Group does not hold any collateral.

Liquidity risk

Vigilant liquidity risk management requires the Group to maintain sufficient liquid assets (mainly cash and cash equivalents) to be able to pay debts as and when they become due and payable.

The Group manages liquidity risk by maintaining adequate cash reserves and available borrowing facilities by continuously monitoring actual and forecast cash flows and matching the maturity profiles of financial assets and liabilities.

Remaining contractual maturities

The following tables detail the Group's remaining contractual maturity for its financial instrument liabilities. The tables have been drawn up based on the undiscounted cash flows of financial liabilities based on the earliest date on which the financial liabilities are required to be paid.

	Weighted average interest rate	1 year or less	Between 1 and 2 years	Between 2 and 5 years	Over 5 years	Remaining contractual maturities
Consolidated - 2016%		$’000	$’000	$’000	$’000	$’000
Non-derivatives
Non-interest bearing
Trade payables	-%	538	-	-	-	538
Other payables	-%	295	-	-	-	295
Total non-derivatives		833	-	-	-	833

	Weighted average interest rate	1 year or less	Between 1 and 2 years	Between 2 and 5 years	Over 5 years	Remaining contractual maturities
Consolidated - 2015%		$’000	$’000	$’000	$’000	$’000
Non-derivatives
Non-interest bearing
Trade payables	-%	760	-	-	-	760
Other payables	-%	689	-	-	-	689
Total non-derivatives		1,449	-	-	-	1,449

BENITEC BIOPHARMA LIMITED ANNUAL REPORT 2015-2016	Page | 48

NOTES TO THE FINANCIAL STATEMENTS

30 JUNE 2016

Note 18. Financial instruments (continued)

The cash flows in the maturity analysis above are not expected to occur significantly earlier than contractually disclosed above.

Fair value of financial instruments

Unless otherwise stated, the carrying amounts of financial instruments reflect their fair value.

Note 19. Key management personnel disclosures

Compensation

The aggregate compensation made to directors and other members of key management personnel of the Group is set out below:

	Consolidated
	2016	2015
	$	$

Short-term employee benefits	2,048,543	1,735,847
Post-employment benefits	55,630	96,353
Long-term benefits	13,209	-
Share-based payments	1,011,851	1,036,123

	3,129,233	2,868,323

Note 20. Remuneration of auditors

During the financial year the following fees were paid or payable for services provided by Grant Thornton Audit Pty Ltd, the auditor of the Company:

	Consolidated
	2016	2015
	$	$

Audit services - Grant Thornton Audit Pty Ltd
Audit or review of the financial statements Other audit services	178,250	95,000
- F1 review	23,695	-
- S8 review	10,200	-

Other services - Grant Thornton Audit Pty Ltd
Tax compliance and corporate advisory services	22,250	20,050
IPO services	-	180,000

	22,250	200,050

	234,395	295,050

Note 21. Contingent liabilities and commitments

On December 18, 2012, the Group announced the appointment of Synteract, Inc. as its Clinical Research Organisation responsible for the progression of TT-034 into Phase I/IIa clinical trials in the U.S. The Group has negotiated a contract with favourable commercial terms, in some instances requiring prepayment, for Synteract to continue to manage the Phase I/IIa clinical trial and the long term patient follow-up through 2016 and beyond.

BENITEC BIOPHARMA LIMITED ANNUAL REPORT 2015-2016	Page | 49

Note 21. Contingent liabilities and commitments (continued)

While the Company announced on February 20, 2016 that is was terminating the HCV program, Benitec is committed to completing the study and the company’s estimate of the cost, assuming all patients remain in the study and the follow-up continues to 2021 is a maximum of $1.0 million. The scenario of all patients remaining in the study to 2021 is most unlikely and the actual cost is likely to be far less than the nominated contingency of $1 million.

On November 11, 2014, the Group entered into a Collaborative Research and License Agreement with 4D Molecular Therapeutics (4DMT) to identify and develop adeno-associated virus (“AAV”) vector variants optimised for gene delivery to tissues within the eye using 4D technology and products combining such optimized AAV vector variants with Benitec’s ddRNAi technology, for further development and commercialization by Benitec under license from 4D Molecular. Under this agreement the Group shall fund 4DMT for the studies to be carried out by 4DMT according to the research plan that was agreed between the parties.

On June 28, 2016, the Group signed a contract with PhoenixBio Co., Ltd to conduct a study evaluating the anti-HBV efficacy of its HBV preclinical asset in combination with standard of care therapies in HBV GT C infected PXB-mice.

The Group has contracted for scientific work on the therapeutic programs, as described above, and payments due within the next 12 month’s total approximately $2,716,000. (2015: $2,892,000)

In addition, Benitec during the year acquired full rights to its pre-clinical hepatitis B program from its collaborator, Biomics Biotechnologies, to enable the independent progression of the product candidate and simplify partnering negotiations. In order to acquire full rights to the hepatitis B program that was previously developed by Joint Venture with Biomics, Benitec paid the JV partner $2.5million in upfront payments ($2million cash, $500k shares), with a further $3.5million and single digit royalties that may be payable to Biomics, in the instance that constructs developed during the joint venture are commercialised. Commercialisation is uncertain at this time.

Note 22. Commitments

	Consolidated
	2016	2015
	$’000	$’000

Lease commitments - operating
Committed at the reporting date but not recognised as liabilities, payable:
Within one year	126	118
One to five years	98	378

	224	496

Operating lease commitments includes contracted amounts for offices under non-cancellable operating leases expiring within 3 years with, in some cases, options to extend. The leases have various escalation clauses. On renewal, the terms of the leases are renegotiated.

Parent entity

Benitec Biopharma Limited is the parent entity.

Subsidiaries

Interests in subsidiaries are set out in note 25.

Key management personnel

Disclosures relating to key management personnel are set out in note 19 and the remuneration report in the directors' report.

BENITEC BIOPHARMA LIMITED ANNUAL REPORT 2015-2016	Page | 50

NOTES TO THE FINANCIAL STATEMENTS

30 JUNE 2016

Note 23. Related party transactions

Transactions with related parties

The following transactions occurred with related parties:

	Consolidated
	2016	2015
	$	$

Payment for other expenses:
Legal services paid / payable to Francis Abourizk Lightowlers, a law firm in which Mr Peter Francis is a partner and has a beneficial interest.	116,540	143,684
Consultancy fees for executive duties paid/payable to NewStar Ventures Ltd, a corporation in which Dr John Chiplin is a director and has a beneficial interest.	165,983	118,013

Receivable from and payable to related parties

There were no trade receivables from or trade payables to related parties at the current and previous reporting date.

Loans to/from related parties

There were no loans to or from related parties at the current and previous reporting date.

Terms and conditions

All transactions were made on normal commercial terms and conditions and at market rates.

Note 24. Parent entity information

Set out below is the supplementary information about the parent entity.

Statement of profit or loss and other comprehensive income

	Parent
	2016	2015
	$’000	$’000

Loss after income tax	(25,917)	(9,562)
Total comprehensive income	(25,917)	(9,562)

Statement of financial position
Total current assets	18,948	26,763
Total assets	20,237	27,108

Total current liabilities	845	1,574
Total liabilities	863	1,574

Equity
Issued capital	147,641	129,631
Share-based payments reserve	3,884	3,338
Accumulated losses	(132,151)	(107,435)

Total equity	19,374	25,534

BENITEC BIOPHARMA LIMITED ANNUAL REPORT 2015-2016	Page | 51

Note 24. Parent entity information (continued)

Guarantees entered into by the parent entity in relation to the debts of its subsidiaries

The parent entity had no guarantees in relation to the debts of its subsidiaries as at 30 June 2016 and 30 June 2015.

Contingent liabilities

The parent entity had no contingent liabilities as at 30 June 2016 (2015: nil), other than the contingent liabilities described in note 21.

Capital commitments - Property, plant and equipment

The parent entity had no capital commitments for property, plant and equipment as at 30 June 2016 and 30 June 2015.

Significant accounting policies

The accounting policies of the parent entity are consistent with those of the Group, as disclosed in note 1, except for the following:

•	Investments in subsidiaries are accounted for at cost, less any impairment, in the parent entity.
•	Dividends received from subsidiaries are recognised as other income by the parent entity and its receipt may be an indicator of an impairment of the investment.

Note 25. Interests in subsidiaries

The consolidated financial statements incorporate the assets, liabilities and results of the following subsidiaries in accordance with the accounting policy described in note 1:

		Ownership interest
	Principal place of business /	2016	2015
Name	Country of incorporation	%	%

Benitec Australia Limited	Australia	100.00%	100.00%
Benitec Biopharma Limited	United Kingdom	100.00%	100.00%
Benitec, Inc.	USA	100.00%	100.00%
Benitec LLC	USA	100.00%	100.00%
RNAi Therapeutics, Inc.	USA	100.00%	100.00%
Tacere Therapeutics, Inc.*	USA	100.00%	100.00%

* Note Tacere year end is 31 December which was the year end date when the Company was acquired.

Note 26. Events after the reporting period

Restructuring of Senior Executive team

Benitec announced a restructure of its executive team with appointment of Mr Greg West as permanent CEO, Dr Cliff Holloway as Chief Business and Operating Officer, and Mr Bryan Dulhunty as Chief Financial Officer. The changes signify an important new era for the Company and strengthens its core capabilities with their combined expertise in global biotechnology and biopharmaceutical sectors. Benitec remains committed to its articulated strategy to develop and enhance its ddRNAi technology platform, establish co-development and collaboration arrangements for non-pipeline projects, and to out-license ddRNAi to companies that are developing therapeutic programs independently.

On appointment of Mr West as CEO, Mr West was granted 2.2million options vesting over 3 years and expiring in 5 years. The exercise price is 16.65 cents per option.

BENITEC BIOPHARMA LIMITED ANNUAL REPORT 2015-2016	Page | 52

NOTES TO THE FINANCIAL STATEMENTS

30 JUNE 2016

Note 26. Events after the reporting period (continued)

Appointment of new Audit and Risk Committee Chair

Benitec announced the appointment of Ms Megan Boston as Director of the Company and Chair of the Audit and Risk Committee on the 16 of August 2016. Ms Boston has significant experience in finance, audit, risk management, compliance and corporate governance sectors with listed entities and government organisations in Australia. Mr. Iain Ross step down as Chair of the Audit and Risk Committee on the appointment of Miss Boston.

No other matter or circumstance has arisen since 30 June 2016 that has significantly affected, or may significantly affect the Group's operations, the results of those operations, or the Group's state of affairs in future financial years.

Note 27. Reconciliation of loss after income tax to net cash used in operating activities

	Consolidated
	2016	2015
	$’000	$’000

Loss after income tax benefit for the year	(24,778)	(11,509)

Adjustments for:
Accrued provision Promega	60	-
Depreciation and amortisation	290	97
Share-based payments	1,746	1,503
Unrealised Foreign exchange	506	(567)
Issue of ordinary shares to Biomics *	500	-
Impairment of prepayment	1,800	-
Change in operating assets and liabilities:
(Increase) in trade and other receivables	(854)	(1)
Decrease in other current assets	1,178	98
(Decrease)/increase in trade and other payables	(683)	661
Increase in employee benefits	27	26
Net cash used in operating activities	(20,208)	(9,692)

*	During the year Benitec acquired full rights to its pre-clinical hepatitis B program from its collaborator, Biomics Biotechnologies, to enable the independent progression of the product candidate and simplify partnering negotiations. In order to acquire full rights to the hepatitis B program that was previously developed by Joint Venture with Biomics, Benitec paid the JV partner $2.5million in upfront payments ($2million cash, $500k shares), with a further $3.5million and single digit royalties payable to Biomics upon successful commercialization of the program. (consistent with ASX announcement of 9 July 2015).

Note 28. Earnings per share

	Consolidated
	2016	2015
	$’000	$’000

Loss after income tax attributable to the owners of Benitec Biopharma Limited	(24,778)	(11,509)

	Number	Number

Weighted average number of ordinary shares used in calculating basic earnings per share	142,312,486	115,507,308
Weighted average number of ordinary shares used in calculating diluted earnings per share	142,312,486	115,507,308

BENITEC BIOPHARMA LIMITED ANNUAL REPORT 2015-2016	Page | 53

Note 28. Earnings per share (continued)

	Cents	Cents
Basic earnings per share	(17.41)	(9.96)
Diluted earnings per share	(17.41)	(9.96)

Outstanding options to acquire ordinary shares are not considered dilutive for the years ended 30 June 2016 and 30 June 2015.

On 15 July 2015 the, Company issued 647,333 ordinary shares for acquisition of IP rights, refer note 14.

On 15 August 2015, the Company issued 30,000,000 ordinary shares and 10,000,000 options refer note 14.

Note 29. Share-based payments

Benitec Biopharma Limited Employees Share Option Plan (ESOP):

Description of plan

The Group may from time to time issue employee’s options to acquire shares in the parent at a fixed price. Each option when exercised entitles the option holder to one share in the Parent Company. Options are exercisable on or before an expiry date, do not carry any voting or dividend rights and are not transferable except on death of the option holder.

The following table shows the number and weighted average exercise price (WAEP) of share options issued under the ESOP:

	2016	2016	2015	2015
	Number	WAEP	Number	WAEP

Outstanding at the beginning of the year	12,500,000	1.234	8,608,000	1.229
Granted during the year	6,720,000	0.77	4,284,000	1.250
Exercised during the year	-	-	(320,000)	0.521
Lapsed or forfeited during the year	(7,000,000)	1.06	(72,000)	1.250

Outstanding at the end of the year	12,220,000	1.079	12,500,000	1.234

Options exercisable at the end of the year	8,292,000		7,734,334

Details of ESOP share options outstanding as at end of year:

		Exercise	2016	2015
Grant date	Expiry date	price	Number	Number*
26/09/2011	26/09/2016	1.25	2,800,000	2,800,000
17/11/2011	17/11/2016	1.25	600,000	1,800,000
07/02/2012	07/02/2017	1.25	156,000	156,000
18/07/2012	18/07/2017	1.25	-	400,000
16/11/2012	16/11/2017	1.25	400,000	400,000
22/08/2013	22/08/2018	1.25	480,000	2,080,000
10/11/2013	18/05/2018	0625	400,000	400,000
15/05/2014	15/05/2019	1.50	180,000	180,000
17/12/2014	17/12/2019	1.25	2,634,000	3,334,000
06/05/2015	06/05/2020	1.25	650,000	950,000
12/11/2015	12/11/2020	0.77	3,920,000	-
			12,220,000	12,500,000

*The prior year options numbers initially only included shares issued under the employee share option plan. The note this year includes both shares issued under the employee share option scheme and the directors option scheme.

BENITEC BIOPHARMA LIMITED ANNUAL REPORT 2015-2016	Page | 54

NOTES TO THE FINANCIAL STATEMENTS

30 JUNE 2016

Note 29. Share-based payments (continue)

The weighted average remaining life of the options issued under the ESOP at 30 June 2016 was 2 years and 7 months (2015: 3 years and 4 months).

For the options granted during the year, the valuation model inputs used to determine the fair value at the grant date are as follows

		Share price	Exercise	Expected *	Dividend	Risk-free	Fair value
Grant date	Expiry date	at grant date	price	volatility	yield	interest rate	at grant date
12/11/2015	17/12/2020	$0.40	$0.77	88.35%	-%	2.4%	$0.2344

Total expenses arising from share-based payment transactions recognised during the period as part of employee benefit expense were $1,745,947 (2015: $1,502,726).

*	expected volatility was determined by reference to Bloomberg for the Benitec share price based on historical volatility

BENITEC BIOPHARMA LIMITED ANNUAL REPORT 2015-2016	Page | 55

DIRECTORS' DECLARATION

30 JUNE 2016

In the directors' opinion:

•     the attached financial statements and notes comply with the Corporations Act 2001, the Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements;

•     the attached financial statements and notes comply with International Financial Reporting Standards as issued by the International Accounting Standards Board as described in note 1 to the financial statements;

•     the attached financial statements and notes give a true and fair view of the Group's financial position as at 30 June 2016 and of its performance for the financial year ended on that date; and

•     there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

The directors have been given the declarations required by section 295A of the Corporations Act 2001.

Signed in accordance with a resolution of directors made pursuant to section 295(5)(a) of the Corporations Act 2001.

On behalf of the directors

Peter Francis Chairman

30 August 2016

Sydney

BENITEC BIOPHARMA LIMITED ANNUAL REPORT 2015-2016	Page | 56

INDEPENDENT AUDITOR'S REPORT TO THE MEMBERS OF BENITEC BIOPHARMA LIMITED

30 JUNE 2016

Level 17, 383 Kent Street
Sydney NSW 2000

Correspondence to:
Locked Bag Q800
QVB Post Office
Sydney NSW 1230

T +61 2 8297 2400
F +61 2 9299 4445
E info.nsw@au.gt.com
W www.grantthornton.com.au

Independent Auditor’s Report

To the Members of Benitec Biopharma Limited

Report on the financial report

We have audited the accompanying financial report of Benitec Biopharma Limited (the “Company”), which comprises the consolidated statement of financial position as at 30 June 2016, the consolidated statement of profit or loss and other comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flows for the year then ended, notes comprising a summary of significant accounting policies and other explanatory information and the directors’ declaration of the consolidated entity comprising the Company and the entities it controlled at the year’s end or from time to time during the financial year.

Directors’ responsibility for the financial report

The Directors of the Company are responsible for the preparation of the financial report that gives a true and fair view in accordance with Australian Accounting Standards and the Corporations Act 2001. The Directors’ responsibility also includes such internal control as the Directors determine is necessary to enable the preparation of the financial report that gives a true and fair view and is free from material misstatement, whether due to fraud or error. The Directors also state, in the notes to the financial report, in accordance with Accounting Standard AASB 101 Presentation of Financial Statements, the financial statements comply with International Financial Reporting Standards.

Auditor’s responsibility

Our responsibility is to express an opinion on the financial report based on our audit. We conducted our audit in accordance with Australian Auditing Standards. Those standards require us to comply with relevant ethical requirements relating to audit engagements and plan and perform the audit to obtain reasonable assurance whether the financial report is free from material misstatement.

Grant Thornton Audit Pty Ltd ACN 130 913 594

a subsidiary or related entity of Grant Thornton Australia Ltd ABN 41 127 556 389

‘Grant Thornton’ refers to the brand under which the Grant Thornton member firms provide assurance, tax and advisory services to their clients and/or refers to one or more member firms, as the context requires. Grant Thornton Australia Ltd is a member firm of Grant Thornton International Ltd (GTIL). GTIL and the member firms are not a worldwide partnership. GTIL and each member firm is a separate legal entity. Services are delivered by the member firms. GTIL does not provide services to clients. GTIL and its member firms are not agents of, and do not obligate one another and are not liable for one another’s acts or omissions. In the Australian context only, the use of the term ‘Grant Thornton’ may refer to Grant Thornton Australia Limited ABN 41 127 556 389 and its Australian subsidiaries and related entities. GTIL is not an Australian related entity to Grant Thornton Australia Limited.

Liability limited by a scheme approved under Professional Standards Legislation. Liability is limited in those States where a current scheme applies.

BENITEC BIOPHARMA LIMITED ANNUAL REPORT 2015-2016	Page | 57

INDEPENDENT AUDITOR'S REPORT TO THE MEMBERS OF BENITEC BIOPHARMA LIMITED

30 JUNE 2016

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial report. The procedures selected depend on the auditor’s judgement, including the assessment of the risks of material misstatement of the financial report, whether due to fraud or error.

In making those risk assessments, the auditor considers internal control relevant to the Company’s preparation of the financial report that gives a true and fair view in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the Directors, as well as evaluating the overall presentation of the financial report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Independence

In conducting our audit, we have complied with the independence requirements of the Corporations Act 2001.

Auditor’s opinion

In our opinion,

a	the financial report of Benitec Biopharma Limited is in accordance with the Corporations Act 2001, including:

i	giving a true and fair view of the consolidated entity’s financial position as at 30 June 2016 and of its performance for the year ended on that date; and

ii	complying with Australian Accounting Standards and the Corporations Regulations 2001; and

b	the financial report also complies with International Financial Reporting Standards as disclosed in the notes to the financial statements.

Report on the remuneration report

We have audited the remuneration report included in pages 19 to 26 of the Directors’ report for the year ended 30 June 2016. The Directors of the Company are responsible for the preparation and presentation of the remuneration report in accordance with section 300A of the Corporations Act 2001. Our responsibility is to express an opinion on the remuneration report, based on our audit conducted in accordance with Australian Auditing Standards.

BENITEC BIOPHARMA LIMITED ANNUAL REPORT 2015-2016	Page | 58

INDEPENDENT AUDITOR'S REPORT TO THE MEMBERS OF BENITEC BIOPHARMA LIMITED

30 JUNE 2016

Auditor’s opinion on the remuneration report

In our opinion, the remuneration report of Benitec Biopharma Limited for the year ended 30 June 2016, complies with section 300A of the Corporations Act 2001.

GRANT THORNTON AUDIT PTY LTD

Chartered Accountants

N J Bradley

Partner

Sydney, 30 August 2016

BENITEC BIOPHARMA LIMITED ANNUAL REPORT 2015-2016	Page | 59

CORPORATE DIRECTORY

30 JUNE 2016

Directors

Mr Peter Francis - Non-Executive Chairman

Ms Megan Boston - Non-Executive Director

Mr Kevin Buchi - Non-Executive Director

Dr John Chiplin - Non-Executive Director

Mr Iain Ross - Non-Executive Director

CEO	Mr Greg West
Joint Company secretaries	Mr Greg West and Ms Sakura Holloway

Notice of annual general meeting	The details of the annual general meeting of Benitec Biopharma Limited are: Level 17 383 Kent Street Sydney, NSW 2000 Thursday 17 November 2016 at 10:00 am (AEST)

Registered office	F6A/1-15 Barr Street Balmain, NSW 2041 Head office telephone: +61 2 9555 6986

Share register	Computershare Investor Services Pty Limited Yarra Falls 452 Johnston Street Abbotsford, VIC 3067 Shareholders Enquiries: 1300 787 272

Auditor	Grant Thornton Audit Pty Ltd Level 17 383 Kent Street Sydney, NSW 2000

Bankers	Westpac Banking Corporation 274 Darling Street Balmain, NSW 2041

Stock exchange listing

Benitec Biopharma Limited shares are listed on the Australian Securities Exchange in Australia (ASX: BLT)

Benitec Biopharma Limited shares are listed on the NASDAQ Global Select Market in United States (NASDAQ: BNTC; NASDAQ: BNTCW)

Website	www.benitec.com

BENITEC BIOPHARMA LIMITED ANNUAL REPORT 2015-2016	Page | 60

SHAREHOLDER INFORMATION

30 JUNE 2016

The shareholder information set out below was applicable as at 1 August 2016.

Distribution of equitable securities

Analysis of number of equitable security holders by size of holding:

Number
of holders
of ordinary
shares

1 to 1,000	852
1,001 to 5,000	1,357
5,001 to 10,000	570
10,001 to 100,000	1,001
100,001 and over	179
Total Shareholders	3,959

Holding less than a marketable parcel	1,835

Equity security holders

Twenty largest quoted equity security holders

The names of the twenty largest security holders of quoted equity securities are listed below:

	Ordinary shares
	Number held	% of total shares issued
NATIONAL NOMINEES LIMITED	23,644,641	16.14
J P MORGAN NOMINEES AUSTRALIA LIMITED	12,277,329	8.38
DALIT PTY LTD	5,339,848	3.64
CITICORP NOMINEES PTY LIMITED	5,311,545	3.62
MJGD NOMINEES PTY LTD	3,600,235	2.46
MERRILL LYNCH(AUSTRALIA)NOMINEES PTY LIMITED <MLPRO A/C>	2,408,738	1.64
CSIRO	1,924,658	1.31
LONCETA PTY LTD <HANCOCK SUPER FUND A/C>	1,525,000	1.04
MRS JACLYN STOJANOVSKI + MR CHRIS RETZOS + MRS SUZIE RETZOS <RETZOS EXECUTIVE S/F A/C>	1,500,000	1.02
MR ANTON WASYL MAKARYN + MRS MELANIE FRANCES MAKARYN <TMAK SUPERA/C>	1,282,645	0.88
DR RUSSELL KAY HANCOCK	1,000,000	0.68
SAM GOULOPOULOS PTY LTD <S GOULOPOULOS F/SUPER A/C>	1,000,000	0.68
TE & J PASIAS PTY LTD	1,000,000	0.68
HSBC CUSTODY NOMINEES (AUSTRALIA) LIMITED	898,074	0.61
TIGCORP NOMINEES PTY LTD	872,892	0.60
J KEVIN BUCHI	861,539	0.59
VALUEADMIN COM PTY LTD	856,510	0.58
MR PAUL LEONARD GRIMSHAW + MR DAYNE PAUL GRIMSHAW (PAUL GRIMSHAW FAMILY SUPER FUN)	825,850	0.56
TELOSAMA SUPER PTY LTD <TELOSAMA SUPERFUND A/C>	800,000	0.55
IRWIN BIOTECH NOMINEES P/L (BIOA A/C)	750,000	0.51
	67,679,504	46.19

BENITEC BIOPHARMA LIMITED ANNUAL REPORT 2015-2016	Page | 61

Unquoted equity securities

	Number on issue	Number of holders

NED Options	2,800,000	-
ESOP Options	600,000	-
ESOP Options	156,000	-
ESOP Options	400,000	-
NED Options	400,000	-
ESOP Options	480,000	-
Unlisted Options - placement	13,246,203	-
ESOP Options	180,000	-
ESOP Options	2,634,000	-
ESOP Options	650,000	-
Unlisted Options - Nasdaq warrants	11,500,000	-
NED Options	3,920,000	-
Total	36,966,203

Substantial holders

Substantial holders in the Company are set out below:

	Ordinary shares
		% of total
		shares
	Number held	issued

NATIONAL NOMINEES LIMITED	23,644,641	16.14
J P MORGAN NOMINEES AUSTRALIA LIMITED	12,277,329	8.38
DALIT PTY LTD	5,339,848	3.64
CITICORP NOMINEES PTY LIMITED	5,311,545	3.62

Voting rights

The voting rights attached to ordinary shares are set out below:

Ordinary shares

On a show of hands every member present at a meeting in person or by proxy shall have one vote and upon a poll each share shall have one vote.

There are no other classes of equity securities.

BENITEC BIOPHARMA LIMITED ANNUAL REPORT 2015-2016	Page | 62

BENITEC BIOPHARMA LTD

ABN 64 068 943 662

F6 / 1-15 Barr Street

Balmain NSW 2041 Australia

Tel: +61 (0) 2 9555 6986

Email: info@benitec.com

www.benitec.com